                       SECURITIES AND EXCHANGE COMMISSION

                              Washington, DC 20549



                                 Amendment 6 to

                                    FORM 10SB

     General Form for Registration of Securities of Small Business Issuers
       Under Section 12(b) or (g) of the Securities Exchange Act of 1934

                   Healthcomp Evaluation Services Corporation
              (Exact name of Small Business Issuer in its charter)

            NEVADA                                         88-0395372
(State or other jurisdiction of                         (I.R.S. Employer
 incorporation or organization)                        Identification No.)

             2001 Siesta Drive, Suite 302, Sarasota, FL       34239

            (Address of principal executive offices)        (Zip Code)


Issuer's telephone number, including area code:  (941) 925-2625

        Securities to be registered pursuant to Section 12(b) of the Act:

                                      None

       Securities to be registered pursuant to Section 12(g) of the Act:

                         Common Stock, $0.001 par value

                   HEALTHCOMP EVALUATION SERVICES CORPORATION
                                AND SUBSIDIARIES

                                    FORM 10SB
                                   AMENDMENT 6

                                Table of Contents

                                                                            Page No.
                                                                            --------
Part I.

Item 1.  Description of Business...............................................4

         The Company...........................................................4
         Products and Services.................................................6
         Providers of Services.................................................8
         Governmental Regulations..............................................9
         Competition...........................................................9
         Strategy.............................................................10
         Marketing............................................................10
         Dependence on One or a Few Major Customers...........................10
         Employees............................................................10
         Intellectual Property................................................11
         Seasonal Nature of Business Activities...............................11
         Research and Development.............................................11
         Environmental Compliance.............................................11
         Risk Factors.........................................................11

Item 2.  Management's Discussion and Analysis or Plan of Operation............12

         Trends and Uncertainties ............................................12
         Capital and Source of Liquidity......................................13
         Results of Operations................................................15
         New Accounting Pronouncements........................................15

Item 3.  Description of Property..............................................16

Item 4.  Security Ownership of Certain Beneficial Owners and Management.......16

Item 5.  Directors, Executive Officers, Promoters and Control Persons.........19

         Board of Directors...................................................19
         Family Relationships.................................................21
         Involvement in Certain Legal Proceedings.............................21
         Directorships in Other Companies.....................................21

Item 6.  Executive Compensation...............................................21

         Summary Compensation Table...........................................21
         Director Compensation................................................22
         Employment Contracts.................................................22

Item 7.  Certain Relationships and Related Transactions.......................23

Item 8.  Description of Securities............................................24

         Common Stock.........................................................24
         Changes in Control...................................................25

Part II.

Item 1.  Market Price of and Dividends on the Registrant's Common Equity
         and Related Stockholder Matters......................................25

         Market Information...................................................25
         Dividends............................................................25
         Holders..............................................................25

Item 2.  Legal Proceedings....................................................26

Item 3.  Changes in and Disagreements with Accountants........................26

Item 4.  Recent Sales of Unregistered Securities..............................26

Item 5.  Indemnification of Directors and Officers............................32


Part F/S

Financial Statements Required by Item 310 of Regulation S-B...................33

Part III.

Item 1.  Index of Exhibits....................................................58

Item 2.  Description of Exhibits..............................................58


Forward-Looking Statements and Associated Risk. This Registration Statement contains forward-looking statements including statements regarding, among other items, Healthcomp Evaluation Services Corporation's ("HESc's") growth strategies, and anticipated trends in HESc's business and demographics. These forward-looking statements are based largely on HESc's expectations and are subject to a number of known and unknown risks uncertainties and other factors, certain of which are beyond HESc's control. Actual results could differ materially from these forward-looking statements as a result of such factors, including among others, regulatory or economic influences.

PART I

ITEM 1.  DESCRIPTION OF BUSINESS

THE COMPANY

Healthcomp Evaluation Services Corporation ("HESc" or the "Company") is an occupational health services company that provides a broad array of preventive health and regulatory compliance services, including information and data management services, substance abuse testing programs, on-site occupational health screening services, physical examinations, health risk assessments and related health screening services. HESc (through its divisions and its subsidiaries) does not provide any diagnostics or treatment of medical conditions. The Company was incorporated on November 23, 1993, in the State of Nevada under the name of Handell-Graff, Inc. ("HGI"), a non-operating public shell development corporation with nominal assets.

On March 15, 1999, HGI acquired Afton, Inc. (then doing business as Healthcomp Evaluation Services Corporation) through (a) the exchange of 5,408,784 shares of its common stock for all of the shares of Afton, Inc. ("Afton") and (b) the exchange of all of the outstanding options and warrants of Afton for options and warrants to purchase 4.1 million shares of HGI common stock based on conversion rates stipulated in the purchase agreement. Immediately following this transaction, the Company had outstanding 7.8 million shares of common stock and
4.1 million warrants to purchase common stock. Of the 4.1 million warrants, 3.2 million were exercisable at a price of $0.01 per share at any time during the periods from March 1999 through February 2004 (1.5 million warrants) or February 2009 (1.7 million warrants). The remaining 0.9 million warrants were exercisable at a price of $1.00 per share at any time during the periods from March 1999 through October 2002 (0.7 million warrants), July 2003 (0.1 million warrants) and December 2006 (58,000 warrants). Subsequent to the acquisition, the shareholders of Afton assumed control of the voting stock of the combined company and HGI changed its name to Healthcomp Evaluation Services Corporation. Afton was therefore determined to be the acquiror in the transaction for accounting purposes and the transaction was accounted for as a recapitalization. As a result, the Company's historical common stock, additional paid-in capital and treasury stock accounts have been retroactively restated.

Afton, Inc. was incorporated on March 11, 1996 in Tennessee, and following its acquisition by the Company, served as a holding company for the operating divisions and subsidiaries which deliver the Company's products and services, including information and data management, occupational health screening services, drug and alcohol testing programs, and health risk assessments to corporate and government clients. Afton's focus is continued growth through acquisitions of existing profitable businesses in its target markets and expansion within existing sectors.

Prior to the acquisition of Quality Health Services, Inc. ("QHS"), a Kansas City, Missouri-based mobile medical surveillance firm, during December 1998, Afton had only two operating subsidiaries, Afton-North Dakota, Inc. ("Afton North Dakota") and AmeriTest, Inc. ("AmeriTest"). Afton-North Dakota provides third party administrative services for customers' substance abuse programs, including policy development, program management, administration of collection, laboratory and medical review services and compliance testing. AmeriTest provides on-site specimen collection services nationally. AmeriTest operates a 24 hour per day, seven days a week dispatching center in Sarasota, Florida and manages a nationwide network of independent contractors who supplement the Company's personnel in providing specimen collection services.

During December 1998, Afton acquired QHS through the exchange of 295,306 shares of Afton common stock in exchange for all of the common stock of QHS. The transaction was accounted for using the pooling-of-interests method of accounting, and the Company's historical financial results have been restated to include the operating results of QHS.

As of January 13, 1999, Afton acquired Health Evaluation Programs, Inc. ("HEP"), a Chicago-based provider of mobile medical surveillance services, through the exchange of 431,577 shares of Afton common stock valued at $2.2 million in exchange for all of the common stock of HEP.

On April 1, 1999, the Company purchased all of the tangible and intangible assets of Health Services of Florida, Inc. ("HSF"), a corporation based in Clearwater, Florida. HSF was in the business of providing health screening and wellness services. The assets were purchased in consideration of 61,640 common shares of the Company's $0.001 par value common stock (the "Common Stock") valued at $293,000. These assets were contributed by the Company to its subsidiary, Afton, Inc.

As of June 1, 1999, the Company purchased all of the tangible and intangible assets of UPMC Work Partners' mobile occupational health testing business and all of the tangible and intangible assets of Vehicle Specialty Services, Inc.'s specialty vehicle servicing business conducted in Pittsburgh, Pennsylvania. The assets were purchased in consideration of 188,000 shares of the Company's Common Stock valued at $814,000. These assets were contributed by the Company to its second tier subsidiary, Health Evaluation Programs, Inc.

As of October 1, 1999, the Company acquired (a) all of the outstanding stock of Medical Drug Testing, Inc. ("MDT"), a Pittsburgh-based substance abuse testing company, in exchange for 416,215 shares of the Company's Common Stock valued at $390,000 and assumed indebtedness of $22,000, (b) substantially all of the assets of Mobile Medical Testing Service, Inc. ("MMTS"), a Hartford-based mobile health screening services company, for 79,331 shares of the Company's Common Stock valued at $67,000 and assumed indebtedness of $587,000 and (c) all of the tangible and intangible assets of SmartNet Resources, Inc. ("SmartNet"), an Albany, New York-based mobile health screening services company, for 40,000 shares of the Company's Common Stock valued at $60,000.

As of September 15, 2000, the Company acquired substantially all of the assets of the Preventive Services Division ("PSD") of U.S. HealthWorks, Inc., a national provider of mobile audiometric and respiratory testing services, industrial hygiene and safety consulting and data processing and occupational health evaluation services, for total consideration of $3.0 million, of which $2.0 million was paid in cash at closing on September 21, 2000 with the balance to be paid in quarterly installments over the next twelve months. The assets acquired by the Company are being integrated into the Company's worksite medical surveillance business to service existing customers of the Company and of PSD.

As a result of the acquisition activity described above, the Company had, at December 31, 2000, two wholly owned first tier subsidiaries, Afton, Inc. and Medical Drug Testing, Inc., and four second tier subsidiaries owned by Afton:
Afton-North Dakota, Inc., AmeriTest, Inc., Health Evaluation Programs, Inc., and Quality Health Services, Inc. As of January 1, 2001, the subsidiaries have merged their operations with the parent and are in the process of being dissolved.

The Company currently serves more than 11,000 customers through 15 offices in 11 states. The Company is headquartered in Sarasota, Florida with data processing centers located in Kansas City, Missouri and Sarasota, Florida.

PRODUCTS AND SERVICES

The Company's products and services involve the administration of customers' occupational health screening programs, collection of physical specimens (urine, blood, etc.) and collection of data regarding an employee's physical condition, medical history, or lifestyle that may affect the employee's health or ability to perform his job rather than diagnostic services. Data collection services are performed by qualified technicians and clinicians but do not involve interpretative or other professional services. Following collection of the specimens or information, the Company forwards the results to a third party (e.g., a laboratory or medical review officer for processing of drug or alcohol samples or a licensed medical professional for interpretation of X-rays, physical examination data or health assessment data). Results are reported to the Company's client and any remedial or treatment requirements are the responsibility of the employee or client, as appropriate.

The principal products and services offered by the Company (through its divisions and subsidiaries) are described in the following paragraphs. These products and services are provided to corporations, federal and state government agencies and health care providers (health maintenance organizations, clinics, etc.).

Information and Data Management Services. The Company gathers, maintains, analyzes and reports data concerning a customer's employee population. These reporting services summarize the frequency and necessity of testing services, compliance with federal or state regulations concerning use or abuse of illegal substances, prescription drugs or alcohol, exposure to hazardous substances, completion of physical examinations, employees' fitness to perform their duties (e.g., respiratory fit testing for fire safety personnel) and overall administration of customers' health programs. Secure access to the data base maintained for each customer's workforce permits ad hoc reporting and analysis by authorized client personnel.

Employee Substance Abuse Screening. These services include program administration and specimen collections. Administrative services programs comprise (a) policy and program development, (b) specimen collection network management, (c) laboratory services, (d) medical review services, (e) administrative services, (f) compliance audit services, (g) supervisor and employee training, (h) return to duty monitoring, statistical reporting, and (i) record keeping. Collection services involve obtaining a physical specimen, either in a clinic or at the customer's worksite, for subsequent testing and administration of customers' testing programs.

Worksite Health Screening Services. These OSHA-mandated screening services are performed for the detection of potential exposure of a customer's employees to environmental and worksite hazards (e.g., auditory, EKG, vision, or asbestos testing) and for preventive health maintenance programs (e.g., mammography, prostate specific antigen or osteoporosis testing). These services are normally delivered at the customer's worksite rather than at a clinic or other office setting. Furthermore, through the Company's Clinic Network Management services, customers may integrate standard fixed site services with the Company's mobile service organization using state-of-the-art technology and clinic review protocols.

Occupational Health and Safety Programs. These services address federally mandated requirements for health and safety practices in the workplace and are performed either at customers' locations or a central testing facility. Federally mandated requirements, as stipulated by OSHA and other regulatory agencies, required skilled implementation by an occupational specialist. Services such as hearing testing to monitor noise exposure, respiratory function testing, hazardous material screening (e.g., monitoring of employees' lead or mercury levels) and flu shots to prevent illness and sick time are just a few of the health services occupational health professionals provide.

Health Management Programs. Health risk assessment and risk reduction strategies have been proven to promote a healthier, more productive work force. The Company administers assessment programs for its customers involving completion of questionnaires concerning employees' medical histories and lifestyle, blood pressure testing and certain laboratory analyses.

Physical Examination Processing and Reporting. The federal government, through DOT, OSHA, NRC and other agencies, currently mandates physical examinations as a condition for employees' maintaining their qualifications for specific jobs. Non-mandated physical exams for private industry are also performed. Examination data are forwarded to licensed physicians for analysis and interpretation of results obtained by the Company's clinicians. The Company has also developed a proprietary software system, the ExamWriter, to process physical exam data automatically while removing the reporting error factor. Reporting error factors (missing information, incomplete test result postings, results outside acceptable ranges or possible misrecording of results) are identified by comparing physical examination results reported by the physician with required data or ranges of acceptable results as specified by customers or by regulations promulgated by various government agencies such as the Department of Transportation or Department of Energy.

Medical Staffing. These programs involve providing personnel to managed care organizations' or health service providers' clinics for the specific purpose of performing both mandated and non-mandated drug and alcohol testing services for the customer's corporate clients.

Industrial Hygiene. These services are customized to fit the individual needs of the Company's customers and are provided by highly trained and experienced professionals. Services such as health and safety program assessment and development, quality monitoring and characterization, data analysis and interpretation, professional training, and training program development and delivery are just a few of the services provided by the Company's industrial hygiene professionals. All programs and training are administered by Risk Managers, Certified Industrial Hygienists, and Industrial Hygiene Technicians. The Company's solutions can be customized to address customers' needs while providing high quality and sophisticated reporting to ensure compliance with regulatory standards on all levels.

Wholesale Programs. The Company remarkets some of its programs, including substance abuse screening, medical review services and wellness assessments, through resellers who are allowed access to the Company's sophisticated operating and processing systems and sell these programs in smaller markets not served by the Company.

The Company's certified technicians include pulmonary function technicians, radiological technologists, audiometric technicians and phlebotomists, each of whom is trained and/or certified in his or her particular specialty, is trained to operate the appropriate equipment (pulmonary units, X-ray machines, etc.) and meets continuing education requirements. A summary of training requirements is shown in the following table:

                                                                          Continuing
                                                                           Education
      Specialty                             Training                      Requirement
      ---------                             --------                      -----------
Pulmonary Function             National Institute of Occupational             Yes
                                 Safety and Health Program (NIOSH)
                               Equipment proficiency training

Radiological Technologist      Graduate, degreed and registered X-ray         Yes
                                 Technician
                               Certified by American Association
                                 of Radiological Technologists
                               Equipment proficiency training

Audiometric Technician         Council for Accreditation in Occupational      Yes
                                 Hearing Conservation Program (NIOSH
                                 approved)
                               Equipment proficiency training

Phlebotomist                   Medical Assistant, LPN or RN trained           No
                                 in art of blood drawing and collection
                               Trained in clinical laboratory standards
                               Trained in blood-borne pathogen standards
                                 established by OSHA

Breath Alcohol Technician
  (BAT) Trainer                BAT course plus 4 hours instructor training    Yes

Specimen Collector             Trained on breath alcohol machine              Yes
                               Instruction on testing protocols and
                                 chain of custody procedures
                               Written alcohol and urine collection exams
                               Monthly retesting and machine calibrations

Screening services involve testing for (a) illegal substances and abuse of alcohol or prescription drugs, (b) abnormal tissue growth or antigen levels (mammography or prostate testing), (c) fitness to perform certain job responsibilities, (d) high levels of hazardous materials (e.g., lead or asbestos), (e) unhealthy glucose, thyroid or cholesterol levels, (f) AIDS virus,
(g) deterioration of hearing, vision or other physical capabilities and (h) overall health of a customer's employee population.

PROVIDERS OF SERVICES

The Company's services provided through its subsidiaries and divisions include information and data management services (HESc, Afton, and Afton-North Dakota); substance abuse screening programs and administration of collection, laboratory and medical review services (provided by Afton-North Dakota and MDT); specimen collection services (AmeriTest and MDT); on-site screening services, including occupational health and safety programs (HESc, Afton, and HEP); medical staffing services (AmeriTest); wellness programs (HESc); physical examinations, reporting and analysis (HEP and Afton); industrial hygiene consulting services (HESc); clinic management services (HESc); and wholesale programs (Afton-North Dakota).

The Company (a) provides information and data management services to report and analyze test results for its clients, (b) administers the Clinic Network Management program that enables the Company's customers to incorporate full service fixed site medical facilities into the worksite testing programs provided by HEP and QHS to provide a fully integrated screening program, and (c) offers industrial hygiene consulting services such as air quality and hazardous materials monitoring, plant safety programs and tag-out/lock-out services for potential equipment hazards.

Afton-North Dakota provides information services and program administration for substance abuse screening programs, including specimen collection scheduling, laboratory results reporting, medical review officer scheduling and reporting, administration of random testing pools, client reporting and customer service. AmeriTest provides specimen collection scheduling and gathering services directly for its own customers and for Afton-North Dakota's customers. These operations also coordinate services with the Company's wellness business and on-site testing service subsidiaries where drug or alcohol testing is included in the services delivered at customers' worksites. Information gathered by these groups are transmitted to Afton's or Afton-North Dakota's information services operations for historical analysis and reporting to the Company's customers.

MDT provides substance abuse screening programs, comprising administration of collection, laboratory and medical review services, and specimen collection services for its customers. It also provides these services for other subsidiaries and divisions of the Company with customers located in the Pittsburgh area.

Following the acquisitions of HEP and QHS, the assets of QHS were contributed to HEP. In addition, the mobile testing assets of PSD acquired by HESc during 2000 from U.S. HealthWorks, Inc. were assigned to HEP for management purposes. Accordingly, HEP provides all of the Company's on-site medical screening services, including the detection of potential exposure to environmental and work site hazards, pulmonary function testing, tracking the effects of hazardous materials on individual workers and the medical effects of such exposures on populations of workers, respirator fit testing, physical examinations, audiometric testing, electrocardiograms, X-ray services, vision testing, clinical sample analyses and mammography, osteoporosis and prostate screening programs.

GOVERNMENTAL REGULATIONS

The Company's business is not currently subject to federal or state government regulation. There are, however, certain testing protocols prescribed by the Department of Transportation, Occupational Health and Safety Administration and other agencies that the Company follows in administering drug and alcohol screening tests, reviewing compliance with physical examination requirements and performing other services such as X-ray or mammography screening. In addition, the Company's technicians are required to be (and have) qualified, where appropriate, to provide the tests in a safe and competent manner.

COMPETITION

There is significant competition in the healthcare testing industry. However, the competition faced by the Company in the market for medical testing and health screening services is very fragmented. Related testing companies such as Hooper Holmes and Examination Management Services, Inc. are not yet focusing on this occupational health screening services market niche. It is also likely that other competitors will emerge in the near future. There is no assurance that the Company will compete successfully with new or other established healthcare testing companies. The Company competes on the basis of quality and breadth of services offered rather than on price alone. Inability to compete successfully might result in increased costs, reduced yields and additional risks to the Company's shareholders.

STRATEGY

The Company intends to become a leading provider of medical testing and health screening services for corporations, government agencies and insurance companies. The Company currently conducts approximately 6,000 medical tests and health screenings weekly. The Company has developed a four-part strategy to achieve this objective.

         - Acquire quality healthcare testing and screening companies to provide the necessary market density to service national customers.

         - Continue to improve customer service and lower costs by incorporating specimen collection and medical review services into the Company's operations.

         - Reduce operating costs through the implementation of the Company's back office systems and support within acquired companies.

         - Offer a broader array of testing and screening services for national clients and other service providers than its competitors. Currently, the Company's competitors service only one segment of customer's needs
         - administrative services, medical review officer programs, specimen collection services, laboratory services, on-site health screening tests or wellness programs - and often only on a local or regional basis. The Company is not aware of any competing company or organization capable of providing the complete combination of services that the Company can offer. By choosing the Company as its service provider, a customer is able to access the full range of services with one vendor wherever those services may be required nationwide. As a result of past acquisitions and past investment in systems and procedures, the Company is positioned to offer these services without a need for additional certifications or personnel.

MARKETING

The Company markets directly to national accounts, with a particular focus on companies that are currently seeking a single source supplier of medical testing and occupational health screening services. The Company targets customers with available funds from Department of Transportation testing revenue, non-mandated testing programs, workers' compensation exposure and employer assistance programs.

DEPENDENCE ON ONE OR A FEW MAJOR CUSTOMERS

The Company does not expect that any single customer will account for more than ten percent of its business.

EMPLOYEES

The Company, through its divisions and subsidiaries, currently employs 275 persons full-time and 80 persons part-time and will continue to employ personnel as required to meet its operational needs. The Company and its subsidiaries are not subject to any collective bargaining agreements. As of December 31, 1999, the Company offered 401(k) plans for former employees of HEP and MMTS only, and a long-term incentive and stock option plan for its executive officers and selected management employees. The Company anticipates that all of its employees will be covered by a new employee stock option plan; however, at this time, the terms of such a plan have not been determined.

INTELLECTUAL PROPERTY

The Company does not hold any patents or trademarks. Furthermore, other than licenses related to commercially available software, the Company is not a party to, and has not incurred any cost associated with, license or royalty agreements.

SEASONAL NATURE OF BUSINESS ACTIVITIES

The Company's business activities are not seasonal.

RESEARCH AND DEVELOPMENT

The Company does not conduct any research and development activities and has not incurred any such costs during the past three fiscal years.

ENVIRONMENTAL COMPLIANCE

The Company is not subject to any federal, state or local environmental laws. Accordingly, the Company has not incurred any cost associated with such existing environmental laws; compliance costs associated with potential new governmental regulations are not expected to be material.

RISK FACTORS

Healthcomp Evaluation Services Corporation cautions that the factors described below could cause actual results or outcomes to differ materially from those expressed in any forward-looking statements of the Company made by or on behalf of the Company.

Need for Cash. As the Company enters into new contracts for its health screening services and other acquisition candidates are identified, additional cash will be required in the near term to achieve the Company's financial and operating objectives. If the Company is unable to raise sufficient cash to fund its growth, the Company may be unable to achieve its anticipated financial results. There can be no assurance that adequate funds will be available on terms acceptable to the Company.

Need for Outside Financing. The Company has entered into a number of new customer contracts that will require additional outside financing during the start up phase of operations. If adequate sources of capital cannot be secured or cannot be secured on terms acceptable to the Company, the Company may be unable to achieve its anticipated financial results. Moreover, obtaining outside financing or issuing additional equity securities, whether to new shareholders in connection with the raising of fresh capital or directly to acquisition candidates, may result in dilution to existing investors.

Losses from Operations. The Company has incurred substantial losses from operations since commencing operations, and although the Company expects to become profitable during 2001, there is no assurance that this will happen as quickly as forecast.

Goodwill from Acquisitions. Goodwill associated with businesses the Company has purchased in connection with the expansion of its health screening services businesses exceeds the Company's net worth. Write off of the entire goodwill amount would result in elimination of the Company's net worth at December 31, 1999. Similarly, write off of a portion of the goodwill recorded by the Company would result in a corresponding reduction in the Company's net worth. Management of the Company currently estimates that its projected undiscounted cash flows from operations will be sufficient to recover the carrying value of its investment in its long-lived assets (including goodwill); however, there can be no assurance in this regard. If management is unsuccessful in integrating the acquired business and achieving its cash flow projections, it may be necessary for the Company to write down the value of its long-lived assets (including goodwill) through impairment charges against earnings in future periods. Goodwill amortization that will be charged to operations is expected to reduce reported earnings $445,000 annually.

Management of Growth. The Company's success is dependent upon its ability to (a) manage effectively the growth resulting from new customer contracts it has entered into and companies it acquires, (b) retain and motivate key personnel and (c) obtain adequate working capital to support its growth. Such growth will place, significant demands on the Company's management, operating and financial systems, and other operating resources. To achieve its objectives, the Company has developed scalable, state-of-the-art computer systems and a corporate infrastructure designed to respond quickly and effectively to customers' needs and to absorb acquired companies' administrative functions in order to eliminate redundant resources at the acquired companies. The Company's capacity to absorb these administrative functions into its infrastructure quickly and efficiently, its ability to anticipate and address changing customer demands in a timely manner, and its ability to identify promptly new systemic, procedural and structural requirements, will determine how rapidly and profitably the Company can grow.

Availability of Qualified Personnel. The Company believes that its future success will depend, in part, upon its ability to attract and retain additional highly skilled professional, managerial, sales and marketing personnel. To date, the Company has been successful in identifying and adding such personnel through acquisition or the normal hiring process; however, there can be no assurance that the Company will continue to be successful in attracting, training and retaining the personnel that it requires to support planned growth. The failure to do so could have a material adverse effect on the Company's business and results of operations.

Government Regulation. The Company's business is not currently subject to federal or state government regulation. There are, however, certain testing protocols prescribed by the Department of Transportation, Occupational Health and Safety Administration and other agencies that the Company follows in administering drug and alcohol screening tests, reviewing compliance with physical examination requirements and performing other services such as X-ray or mammography screening. In addition, the Company's technicians are required to be (and have) qualified, where appropriate, to provide the tests in a safe and competent manner. Passage of additional regulations or laws restricting certain tests or procedures would require that the Company retrain certain of its personnel or possibly limit certain services to the extent such regulations or laws required. The Company believes that the impact of such regulation would not have a material effect on its business or services offered.

ITEM 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

TRENDS AND UNCERTAINTIES

Demand for the Company's products and services will be dependent on, among other things, market acceptance of the Company's concept, its proposed operations and general economic conditions that are cyclical in nature. Inasmuch as a major portion of the Company's activities will be the receipt of revenues from the sales of its products and services, the Company's business operations may be adversely affected by competitors.

CAPITAL AND SOURCE OF LIQUIDITY

During the period from 1997 through 1999, the Company has invested heavily in infrastructure (i.e., staffing, training and product development) to service its customers and in the development of information systems, data base management software and customer reporting applications software. As a result, the Company's cash flow from operations was negative throughout this period and required the Company to raise substantial additional capital in the form of bank financing (as described below) and long-term debt and equity provided by private investors in order to continue operations. The more significant of these transactions are described in the following paragraphs and a description of the Company's sales of unregistered securities is included in Part II, Item 4 - "Recent Sales of Unregistered Securities." The Company has begun realizing benefits, in the form of increased revenues, during the years 2000 and beyond through acquisition of new clients and sales of information services to existing customers.

During January 1999, Afton, prior to its acquisition by the Company, raised $1.46 million, net of direct offering costs of $40,000, through the issuance to investors of 1.5 million shares of Afton's no par value common stock. In addition, the investors received five-year warrants (expiring during February
2004) to purchase 2.9 million shares of the Afton's common stock at an exercise price of $0.01 per share. Inasmuch as there had not been a market for measuring the value of Afton's common stock and Afton had not reported an operating profit during either its development or operational phases, Afton and the investors agreed to use an alternate method to value the common stock and warrants to be issued in connection with this transaction, in particular the relationship among actual and annualized revenues, fully diluted shares and share price. In measuring the worth of this transaction, negotiations between the investors and Afton resulted in a valuation of approximately $5.0 million for Afton in total, about 1.0 times prior year revenues and 0.9 times annualized revenues following the December 1998 acquisition of QHS, and a value of approximately $1.5 million for the 30% of Afton's fully diluted common stock to be acquired as a result of the shares and warrants to be issued in connection therewith.

During February 1999, Afton entered into a financing arrangement with Bank of America (the "Bank") to provide working capital to support its operations and growth. Under the terms of this facility, the Bank advances 80% of the face value of each customer's invoice upon presentation with the balance being remitted to the Company upon payment of the amount due by the Company's customer.

During March 1999, Afton converted $1.3 million of long-term debt to equity through the issuance of 1.04 million shares of common stock and five-year warrants (expiring during March 2004) to purchase 520,000 shares of Afton common stock at an exercise price of $0.01 per share. In addition, 532,500 related warrants to purchase Afton common stock (comprising 520,000 previously held by the debtholders and 12,500 held by a financial advisor) were repriced to $0.01 per share. Furthermore, accrued interest totaling $176,072 was forgiven by the debtholders. This transaction resulted in a charge against earnings of $117,000. This charge was calculated using the Black-Scholes option pricing model using the assumptions used to value employee options and are reflected as an extraordinary loss on extinguishment of debt on the Company's statement of operations.

As of September 15, 2000, the Company entered into a strategic relationship with Diligenti Limited, a global life sciences group, through its U.S. subsidiary, Diligenti, Inc. (collectively "Diligenti"). Pursuant to the terms of an Amended and Restated Loan Agreement, dated as of October 3, 2000, (the "Loan Agreement"), between the Company and Diligenti, $3.75 million was loaned to the Company on September 21, 2000 in exchange for a convertible note. On November 3, 2000, Diligenti exercised its option to convert its $3.75 million note to Common Stock and to make an additional investment of $1.25 million through a purchase of Common Stock. Interest accrued on the note has been cancelled. Pursuant to the terms of the financing arrangement, Diligenti received approximately 24.9 million shares representing 51% of the fully diluted Common Stock of the Company. Proceeds from these transactions were used to fund acquisitions and for general working capital needs.

As of November 15, 2000, the Company entered into a Bridge Loan Agreement with Diligenti whereby Diligenti has funded $5.0 million through a series of secured convertible notes to assist the Company in settling certain past debts, normalizing its working capital, and funding projected growth. The facility also allowed the Company to complete the integration of its acquisition of PSD. Subject to certain conditions, including a vote of the shareholders of the Company authorizing an increase in share capital, Diligenti will have the right to convert the aggregate principal amount of the bridge loans into shares of Common Stock and cancel all of the Company's obligations thereunder, including the obligation to pay any accrued and unpaid interest. Diligenti has extended the maturity date until November 1, 2001 and has waived any default under the bridge loans.

As of February 21, 2001, the Company entered into a Revolving Credit Facility with Diligenti whereby Diligenti agreed to fund $2.5 million to provide the Company with working capital to fund its operations and to settle certain debt obligations. The facility has subsequently been increased, resulting in total funding of $4.7 million as of August 1, 2001. The facility is non-interest bearing and matures on February 28, 2002.

Based on the funding available under the Bank facility, the equity offering and debt conversion, the Diligenti investments and the volume of business with existing customers, the Company believes that it will have the resources to meet its capital requirements for its current operations. To the extent that the Company enters into significant new customer contracts, additional cash may be required during the start up phases of those contracts as described under Item 1-"Risk Factors."

For the year ended December 31, 1999, the Company used $45,000 of cash. Cash flow for operating activities used $2.0 million as net losses of $5.1 million more than offset the cash generated by reductions of net working capital of $0.4 million and non-cash charges of $2.7 million related to depreciation and amortization ($0.6 million), compensation and consulting costs ($1.8 million) and debt extinguishment costs ($0.3 million). The Company also made capital expenditures of $0.5 million and received cash from acquisitions of $0.4 million. In addition, the Company repaid $1.4 million of debt during the year. These uses of cash were funded by the issuance of Common Stock ($2.2 million) and new borrowings of $1.4 million.

For the year ended December 31, 1998, the Company used $0.7 million of cash for operations as reductions in net working capital of $0.9 million and non-cash adjustments of $0.5 million were more than offset by the net loss of $2.1 million. Investing activities comprised capital expenditures of $65,000 and net acquisition costs of $19,000. During the year, the Company also made net repayments of notes payable of $38,000 and received $779,000 from the issuance of Common Stock. As a result, the Company had net cash provided by financing activities of $855,000 for the year ended December 31, 1998 and generated $64,000 in cash for the total year.

As of September 15, 2000, the Company acquired the Preventive Services Division of U.S. HealthWorks, Inc., a leading provider of clinic-based occupational health services, for total consideration of $3 million, of which $2 million was paid in cash at closing on September 21, 2000 with the balance to be paid in quarterly installments over the next 12 months. Funding for the acquisition was provided from a portion of the proceeds the Company received under the Loan Agreement. The assets acquired by the Company will be integrated into the Company's worksite medical surveillance business to service existing clients of the Company and PSD.

RESULTS OF OPERATIONS

The following discussion contains trend information and other forward-looking statements that involve a number of risks and uncertainties. The Company's actual future results could differ materially from its historical results of operations and those discussed in the forward-looking statements. All period references are to the Company's fiscal years ended December 1999 or 1998.

YEAR ENDED DECEMBER 31, 1999 VS. DECEMBER 31, 1998

Net Sales. Net sales increased 72% ($4.2 million) during 1999 compared with 1998, primarily as a result of the acquisition of HEP ($3.8 million) and stronger sales of substance abuse services ($0.6 million) caused by higher sales volume with existing customers.

Gross Profit. Gross profit increased $1.8 million from $2.6 million during 1998 to $4.4 million during 1999. The increase was attributable principally to the acquisition of HEP during January 1999 ($1.9 million) offset partially by higher substance abuse services collection costs.

Operating Expenses. Operating expenses increased $4.6 million to $8.4 million during 1999 compared with $3.9 million during 1998. The increase was attributable primarily to (a) higher compensation costs ($2,838,000) related primarily to non-cash costs associated with stock options granted at below market exercise prices ($1,655,000), the HEP acquisition ($969,000) and training and contract start-up costs associated with expansion of the Company's service offerings ($259,000); (b) costs ($273,000) associated with restructuring the Company's operations; (c) higher office, telephone and facility costs ($326,000) associated with the other acquisitions made during 1999; (d) higher depreciation and amortization expenses ($291,000) related principally to the HEP acquisition; and (e) non-cash costs related to the issuance of Common Stock in exchange for advertising and public relations services ($100,000).

Interest. Interest expense decreased $86,000 (12%) from $703,000 in 1998 to $617,000 during 1999. The decrease was attributable primarily to conversion of $1.3 million of long-term debt during March 1999 and the impact of a new financing agreement with Bank of America that the Company negotiated during February 1999 offset, in part, by higher borrowing levels under the new financing agreement.

Other Expense. Other expense totaled $185,000 during 1999 compared with $119,000 during in 1998. The 55% increase ($66,000) resulted principally from higher acquisition-related costs for failed acquisitions associated with a higher activity level during 1999 than during 1998 offset, in part, by key-man insurance proceeds from a settlement received during 1999 on a policy owned by the Company.

Other Items. The Company recorded an extraordinary loss totaling $343,000 during 1999 related to the extinguishment of certain debt obligations for which there was no comparable item during 1998.

NEW ACCOUNTING PRONOUNCEMENTS

In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133 establishes accounting and reporting standards requiring that derivative instruments be recorded as an asset or liability measured at its fair value. SFAS No. 133 requires that a derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. The Company will be required to implement SFAS No. 133 effective January 1, 2001. The Company does not expect that the adoption of SFAS No. 133 will have a material effect on its financial position or results of operations.

During December 1999, the Securities and Exchange Commission released Staff Accounting Bulletin ("SAB") No. 101, "Revenue Recognition," to establish guidelines for the recognition of revenue and to enhance revenue recognition disclosure requirements. SAB No. 101 clarifies the basic criteria for the culmination of the earnings process. SAB No. 101 is effective for the fourth quarter of the year ended December 31, 2000. The Company does not expect that the adoption of SAB No. 101 will have any impact the revenue recognition policies currently followed by the Company.

In June 2001, the Financial Accounting Standards Board approved SFAS No. 141, "Business Combinations," and SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 141 prospectively prohibits the pooling-of-interest method of accounting for business combinations initiated after June 30, 2001. SFAS No. 142 required companies to cease amortizing goodwill that existed at June 30, 2001. This amortization of goodwill will cease on December 31, 2001. Any goodwill resulting from acquisitions completed after June 30, 2001 will not be amortized. SFAS No. 142 also establishes a new method of testing goodwill for impairment on an annual basis or on an interim basis if an event occurs or circumstances change that would reduce the fair value of a reporting unit below its carrying value. The adoptions of SFAS No. 142 will result in the Company's discontinuance of amortization of goodwill; however, the Company will be required to test its goodwill for impairment under the new standard beginning in the first quarter of 2002 which could have an adverse effect on the Company's future results of operations if an impairment occurs.

ITEM 3. DESCRIPTION OF PROPERTY

The Company's executive offices are in good condition and consist of approximately 6,100 square feet, located at 2001 Siesta Drive, Sarasota, Florida, with respect to which the Company will pay $109,662 during 2000 and $123,000 during 2001. The rent is subject to an annual increase of 3% beginning February 1, 2001 and is renewable at the Company's option for an additional five-year term upon expiration of the initial term subject to the same terms and conditions as provided in the current lease.

The Company's Kansas City data processing and operations center is in good condition and consists of approximately 11,700 square feet and is located at 1600 Genessee, Suite 700, Kansas City, Missouri. These premises are leased by the Company on a five year lease for $14,800 per month. The lease expires on November 30, 2001 and is renewable at the Company's option for an additional period of one year.

The Company does not hold any real estate or related securities for investment purposes. The Company has no current plans to renovate, improve or develop any of the aforementioned properties.

In the opinion of the Company's management, each of the aforementioned properties is suitable for its respective intended use and is adequately covered by insurance. The Company carries commercial general liability insurance providing one million dollars ($1,000,000) of coverage per occurrence and three million dollars ($3,000,000) in the aggregate and umbrella liability insurance providing five million dollars ($5,000,000) of coverage per occurrence.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

There are currently outstanding 42,329,619 shares of Common Stock and options and warrants to purchase an additional 7,616,259 shares of Common Stock, 3,039,355 of which are controlled by certain beneficial owners and management. The following table sets forth certain information regarding the beneficial ownership of the Common Stock as of the date of this Amendment No. 6 to Form 10SB (including exercisable options and warrants as of such date) for
(a) each person known by the Company to own beneficially 5% or more of the Common Stock and (b) each Director and named executive officer (earning in excess of $100,000 annually) who owns Common Stock.

Each named beneficial owner has sole voting and investment power with respect to the shares set forth opposite his name.

   Title of       Name and Address                      Amount & Nature                 Percentage of
     Class       Of Beneficial Owner                of Beneficial Owner(1)            Common Shares (3)
Common         Diligenti Limited                          24,900,280                          58.82%
  Stock        Global House
               303 Ballards Lane
               Finchley
               London  N12 8NP
               England

               Chelverton Fund, Ltd.                       3,240,000 (2)                       7.58%
               c/o European American
                  Securities, Inc.
               1 Regent Street
               London SW1Y 4NS
               England

               Martin J. Clegg                             2,529,261 (2)                       5.76%
               7303 Midnight Pass Road
               Sarasota, FL 34242

               John F. Thomas (4)                          1,071,263 (2)                       2.51%
               206 Coconut Avenue
               Anna Maria, FL 34216

               Jeffrey H. Lowrey                           1,038,248 (2)                       2.42%
               750 Bray Station Road
               Collierville, TN 38017

               Thomas M. Hartnett                            298,000 (2)                       0.70%
               9992 Cherry Hills Avenue Circle
               Bradenton, FL 34202

               Keith M. Fred                                 278,000                           0.66%
               7001 West Parker Road
               # 1717
               Plano, TX  75093

               Jeffrey S. Kerns                              158,369                           0.37%
               15710 South Widmor
               Olathe, KS 66062

               Christopher J. Spanoudakis (5)                  - 0 -                           0.00%
               c/o Diligenti Limited
               Holden House
               303 Ballards Lane
               Finchley
               London  N12 8NP
               England

               Neil Stafford (5)                               - 0 -                           0.00%
               c/o Diligenti Limited
               Global House
               303 Ballards Lane
               Finchley
               London  N12 8NP
               England

               Directors and Officers
                 as a group
                  (8 persons)                              5,373,141 (2)                      11.96%

(1) Pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, as amended, beneficial ownership of a security consists of sole or shared voting power (including the power to vote or direct the voting) and/or sole or shared investment power (including the power to dispose or direct the disposition) with respect to a security whether through a contract, arrangement, understanding, relationship or otherwise. Unless otherwise indicated, each person indicated above has sole power to vote, or dispose or direct the disposition of all shares beneficially owned, subject to applicable community property laws.

(2) Includes options and warrants to purchase shares of Common Stock of the Company exercisable within sixty days as summarized below:

                Name                                       Number of Shares
         Chelverton Fund, Ltd.                                  430,000
         Martin J. Clegg                                      1,561,261
         Jeffrey H. Lowrey                                      495,000
         John F. Thomas                                         374,725
         Jeffrey S. Kerns                                       158,369
         Thomas M. Hartnett                                      20,000
                                                              ---------
                                                              3,039,355
                                                              =========

(3) Percentages have been calculated on the basis of the amount of outstanding securities plus, for each person or group, any securities that such person or group has the right to acquire within 60 days pursuant to options, warrants, conversion privileges or other rights.

(4) Mr. Thomas retired from the Company on February 28, 2001. Prior to that time, he had served as the Company's Chairman and Chief Executive Officer.

(5) Messrs. Spanoudakis and Stafford serve as Directors of the Company and are the principal shareholders of Diligenti Limited which owns 58.82% of the Common Stock of the Company.

ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

BOARD OF DIRECTORS.

As of the date of this Amendment No. 6, the Company's Board of Directors (the "Board") has four members; one vacancy currently exists as a result of the retirement of John F. Thomas on February 28, 2001. Each of the persons listed below as a Director has been elected to provide services as a Director of the Company until the qualification and election of his successor. All holders of Common Stock have the right to vote for Directors of the Company. The Board has primary responsibility for adopting and reviewing implementation of the business plan of the Company, supervising the development business plan and reviewing the officers' performance of specific business functions.

The Board is responsible for monitoring management, and from time to time, revising the strategic and operational plans of the Company.

Directors receive no cash compensation or fees for their services rendered in such capacity. The Directors will serve until the next annual meeting scheduled for the fourth quarter of 2001.

The executive officers and Directors of the Company are shown below:

        Name                                 Position                  Term as Director
Martin J. Clegg, age 62               Chairman, Chief Executive         March 2001 to
                                        Officer, Director                  November 2001

John F. Thomas, age 65                Chief Executive Officer,          March 1997 to
                                        Director                           February 2001

Jeffrey H. Lowrey, M.D., age 48       Director                          March 1996 to
                                                                          November 2001

Christopher J. Spanoudakis, age 36    Director                          September 2000 to
                                                                          November 2001

Neil Stafford, age 36                 Director                          September 2000 to
                                                                          November 2001
Keith M. Fred, Ed.D., age 60          Senior Vice President-
                                        Operations

Thomas M. Hartnett, age 52            Executive Vice President-
                                        Commercial Affairs

Jeffrey S. Kerns, age  40             Senior Vice President and
                                        Chief Financial Officer

All of the executive officers devote approximately 100% of their time to the business.

RESUMES

Martin J. Clegg. Mr. Clegg was elected as the Company's Chairman and Chief Executive Officer during March 2001 following the retirement of Mr. Thomas. Mr. Clegg had been serving as President, Chief Operating Officer and a Director of the Company since April 1999. From 1994 to 1999, Mr. Clegg was president and chief executive officer of Beverage Marketing International, a consulting firm involved in developing and implementing multi-national consumer product and services joint ventures. From 1990 to 1994, Mr. Clegg was the chief executive officer of Benjamin Shaw's Ltd., a private label bottler in the United Kingdom.

John F. Thomas. Until his retirement from the Company at the end of February 2001, Mr. Thomas had been Chief Executive Officer and Chairman of the Board of Directors of the Company since 1996. From 1987 to 1996, Mr. Thomas was a senior partner at Management Equities, Inc., a company which provides interim senior management (normally acting as CEO) for client companies. From 1991 to 1993, Mr. Thomas was president and chief operating officer of Metrex Research Corporation, a medical device producer. Mr. Thomas earned a Bachelor of Arts degree in 1958 from Earlham College and attended graduate school in 1959 at the University of Connecticut and in 1963 at Syracuse University.

Jeffrey H. Lowrey, M.D. Dr. Lowrey has been a Director of the Company since March 1996. From 1980 to present, Dr. Lowrey has been Executive Medical Director and a member of the Board of Directors of Baptist Minor Medical Center, an occupational medicine provider throughout the state of Tennessee. During that same time, Dr. Lowrey has been Medical Director of Baptist CompTrac Workers' Compensation Program, a provider of workers' compensation services; Medical Director of Occupational Medicine of Baptist Memorial health Care Corporation, a provider of comprehensive occupational medical services; and Medical Director of Addiction Services for Parkwood Hospital. Dr. Lowrey earned a Bachelor of Arts in 1975 from the University of Arkansas and doctorate in medicine from the University of Arkansas for Medical Sciences in 1980.

Christopher J. Spanoudakis. Mr. Spanoudakis is the co-founder and Group Commercial Director of Diligenti Limited and has served as a Director of the Company since September 2000. Formerly an investment banking partner with PricewaterhouseCoopers based in London, from 1993 to 2000, Mr. Spanoudakis worked in mergers and acquisitions across Europe and the United States. His experience principally involved working with the world's major financial institutions on capital raises, recapitalizations and leveraged buy-outs across the life sciences and healthcare sectors. Mr. Spanoudakis is a member of the Institute of Chartered Accountants in England and Wales.

Neil Stafford. Mr. Stafford is the co-founder and Group Chief Executive of Diligenti Limited and has served as a Director of the Company since September 2000. Prior to Diligenti, Mr. Stafford was the Global Team Leader for Monsanto Company with primary responsibility for North American, European and Chinese market development. From 1990 to 1997, he was head of Marketing for Hoffman La Roche's European, Middle Eastern and African markets. Mr. Stafford holds an undergraduate degree in physiology and genetics and post-graduate degrees in law and an MBA.

Keith M. Fred, Ed.D. Dr. Fred has been Senior Vice President-Operations of the Company from March 1996 to the present. Dr. Fred has also been president of AmeriTest, Inc. for that same period. From 1995 to 1996, Dr. Fred was vice president of Risk Assessment Systems, Inc., a health/wellness service provider. Dr. Fred earned a Bachelor of Art and Masters degree in 1965 from Eastern New Mexico University. In 1970, Dr. Fred received a doctorate in education from the University of Southern Mississippi.

Thomas M. Hartnett. Mr. Hartnett is the Company's Executive Vice President-Commercial Affairs. Until the appointment of Mr. Kerns during October 2000, he served as the Company's Senior Vice President and Chief Financial Officer since joining the Company in 1998. From 1996 to 1998, Mr. Hartnett was president of DFG Management, Inc., an advisory services and investment banking firm. From 1994 to 1996, Mr. Hartnett was vice president of Finance and Administration for Florida's Choice Juice & Beverage Co., Inc., an exporter of juices and fruit-flavored beverages. Mr. Hartnett earned a Bachelor of Arts degree in 1971 from Dartmouth College.

Jeffrey S. Kerns. Mr. Kerns has been Senior Vice President and Chief Financial Officer of the Company since October 2000. From January 1997 to March 2000, Mr. Kerns served as the Vice President and Chief Financial Officer of Interex, Inc., a manufacturer and distributor of personal computer peripherals and accessories. From March 1991 to January 1997, he served as Vice President and Chief Financial Officer for Risk Assessment Systems, Inc., a health and wellness service provider. From October 1984 to February 1991, Mr. Kerns was with KPMG Peat Marwick. Mr. Kerns is a Certified Public Accountant with a Bachelor of Science degree from Emporia State University.

FAMILY RELATIONSHIPS

There are no family relationships among the above persons.

INVOLVEMENT IN CERTAIN LEGAL PROCEEDINGS

None of the above persons or any business in which such person was an executive officer have been involved in a bankruptcy petition, been subject to a criminal proceeding (excluding traffic violations and other minor offenses), been subject to any order enjoining or suspending their involvement in any type of business or been found to have violated a securities law.

DIRECTORSHIPS IN OTHER COMPANIES

No Directors hold directorships in other reporting companies.

ITEM 6.  EXECUTIVE COMPENSATION

SUMMARY COMPENSATION TABLE


                                                                                    Long Term Compensation
                                                                              -------------------------------------
                                           Annual Compensation                      Awards              Payouts
                                  --------------------------------------      ------------------------    -------
                                                                Other         Restricted     Securities
                                                               Annual            Stock       Underlying    LTIP        All Other
                                                            Compensation        Awards        Options/    Payouts   Compensation(2)
Name and Position         Year     Salary(1)($)   Bonus($)      ($)              ($)           SARs(#)      ($)           ($)
-----------------         ----     ------------   --------  ------------     ----------       --------    -------   --------------
John F. Thomas (3)        1999      $ 148,062      ----           ----           ----          901,000      ----        $   624
  Chairman & CEO          1998        138,000      ----           ----           ----             ----      ----           ----
                          1997        108,000      ----           ----           ----             ----      ----         28,000

Martin J. Clegg (4)       1999      $ 110,397      ----           ----           ----          278,000      ----          1,877
  President               1998           ----      ----           ----           ----             ----      ----           ----
                          1997           ----      ----           ----           ----             ----      ----           ----

Keith M. Fred             1999       $ 92,827      ----           ----           ----          278,000      ----           ----
  Senior Vice President   1998         86,250      ----           ----           ----             ----      ----           ----
                          1997         76,250      ----           ----           ----             ----      ----           ----

Thomas M. Hartnett (5)    1999       $159,891      ----           ----           ----          278,000      ----          1,537
  Senior Vice President   1998         31,667      ----           ----           ----             ----      ----           ----
                          1997           ----      ----           ----           ----             ----      ----           ----

(1) Includes deferred compensation for Mr. Thomas ($30,000), Mr. Clegg ($61,958) and Mr. Hartnett ($32,583) during 1999.

(2) Represents monthly interest earned on deferred compensation, calculated on the basis of the monthly prime rate then in effect.

(3) Mr. Thomas assumed the positions of Chairman and Chief Executive Officer during March 1997. All other compensation during 1997 represents consultancy fees paid to Mr. Thomas prior to his becoming an officer of the Company. Mr. Thomas retired from the Company on February 28, 2001.

(4) Mr. Clegg joined the Company on April 1, 1999 as President and Chief Operating Officer and was elected Chairman and Chief Executive Officer on March 1, 2001.

(5)      Mr. Hartnett assumed his position on August 15, 1998.


DIRECTOR COMPENSATION

As of the date of this Amendment No. 6 to Form 10SB, non-employee directors receive no compensation for attendance at Board of Director meetings. Out-of-pocket expenses incurred in attending meetings are reimbursed by the Company in accordance with its standard policy governing travel and entertainment expenses. In addition, the Company has adopted an incentive plan, the 1996 Long-Term Incentive Plan, which provides for incentive stock options and nonqualified stock options that may be granted to officers, key executives and non-employee members of its Board of Directors. No options have been granted to any non-employee Director as of the date of this Amendment 6 to Form 10SB.

EMPLOYMENT CONTRACTS

The Company has entered into three-year employment agreements with each of Messrs. Thomas, Clegg, and Hartnett and Dr. Fred. These agreements were effective as of February 19, 1999 for Messrs. Thomas and Hartnett and Dr. Fred and as of April 1, 1999 for Mr. Clegg. Pursuant to the agreements, Mr. Thomas received a salary of $144,000 per year until his retirement on February 28, 2001, and Messrs. Clegg and Hartnett and Dr. Fred are paid annual salaries of $144,000, $125,000 and $90,000, respectively. In addition, these executive officers (collectively, the "Executives" and each individually, an "Executive") are entitled to receive annual incentive bonus compensation in an amount to be determined by the Board of Directors and have been granted, as a group, options to purchase 1,735,000 shares of the Company's Common Stock, all of which purchase options are vested. The Company will also pay each Executive certain relocation expenses incurred by the Executive in the event of a change in principal residence required by the Company.

The agreements provide that upon termination of employment without "cause", each Executive is entitled to receive, in addition to all accrued or earned but unpaid salary, bonus or benefits, an amount equal to the compensation such Executive had received during the immediately preceding six or twelve months, as provided in the respective employment agreements. In the event of a takeover of the Company, the Executives are entitled to receive, in addition to all accrued or earned but unpaid salary, bonus or benefits, an amount of up to two times the cash compensation such Executive had received during the immediately preceding twelve months, including base salary and incentive compensation, or the amount of such cash compensation due for the remaining term of the agreement, whichever is greater. Furthermore, in the event of a change of control, each Executive becomes fully vested in all stock options or grants then outstanding.

The employment agreements grant registration rights, at the Company's expense, to the Executives in the event of an initial public offering, reverse merger or other transaction which would cause the Company's Common Stock to be traded publicly. These registration rights are subject to whatever underwriting constraints may be imposed by the underwriter, including a lock-up period of up to 120 days or as required by the underwriter.

The agreements also provide that the Executives will not, except under certain conditions, including dismissal for other than cause or material breach of the agreement by the Company, compete with the Company during the term of their employment and for a period of one year thereafter. The Executives are also restrained from soliciting for employment, either directly or indirectly, any employee of the Company for a two-year period following the Executive's termination of employment with the Company.

The Company has also executed employment, non-compete and non-disclosure agreements, generally of one year duration, with a number of senior and middle management employees of acquired companies to ensure that the Company's services continue to be delivered effectively and efficiently, to reassure clients that customer service levels will be maintained or enhanced and to protect the Company in the event that key employees of these acquired companies elect to terminate their relationship with the Company. The terms of these agreements generally provide for a competitive base salary, participation in incentive compensation plans that the Company may establish from time to time, and eligibility to participate in the Company's fringe benefit programs.

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

On December 1, 1999, Healthcomp entered into a purchase agreement with John Thomas, Healthcomp's chairman of the Board of Directors to acquire a vehicle to provide mobile mammography screening services for Healthcomp's wellness business. Consideration paid totaled $14,000; the value was based on an arms-length purchase transaction from the vehicle's previous owner. Mr. Thomas paid $14,000 for the vehicle on July 29, 1999.

On September 1, 1997, the Company entered into an agreement with DFG Management, Inc. ("DFGM") to perform strategic planning and operational analysis services. DFGM is a related party, as the Company's Chief Financial Officer was employed by DFGM and had rendered certain services to the Company until being hired by the Company in August 1998. Fees paid to DFGM totaled $11,000 and $67,000 during the years ended December 31, 1998 and 1997, respectively. Furthermore, DFGM also provides management advisory services under an agreement with Dominion Financial Group International, LDC ("DFGI"). DFGI owned 359,000 shares of the Company's Common Stock at December 31, 1998 and 1997. Under the agreement with DFGI, the Company paid a monthly retainer of $5,000 for services rendered, reimbursed of out-of-pocket expenses, and the granted to DFGI warrants to purchase 60,000 shares of Common Stock at an exercise price of $1.00 per share.

During July 1997, the Company entered into an agreement with Sackville Advisors, Ltd. ("Sackville") to provide financial advisory services for the Company. Sackville's chairman was a member of the Company's Board until February 1999. The agreement was effective until canceled during May 1998. The Company paid Sackville fees of $34,000 and $74,000 during the years ended December 31, 1998 and 1997, respectively, and reimbursed certain expenses of $19,000 in the year ended December 31, 1997. During June 1998, Sackville's chairman was granted warrants to purchase 12,500 shares of the Company's Common Stock at an exercise price of $1.00 per share.

The Company entered into an agreement with MJC International, Inc. ("MJC") to provide management and financial advisory services during July 1998. MJC is owned by Martin Clegg, the Company's current Chairman and Chief Executive Officer. The agreement provided for a monthly retainer of $10,000 and performance bonuses of up to $40,000 and was renewable quarterly. The agreement was terminated on March 31, 1999 prior to Mr. Clegg's joining the Company as its President and Chief Operating Officer during April 1999.

ITEM 8.  DESCRIPTION OF SECURITIES

The following statements constitute brief summaries of the material provisions of the Company's Certificate of Incorporation and Bylaws, as amended.

COMMON STOCK

The Company's Articles of Incorporation authorize it to issue up to 50,000,000 shares of Common Stock, $0.001 par value per common share.

All outstanding shares of Common Stock are legally issued, fully paid and non-assessable.

Liquidation Rights. Upon liquidation or dissolution, each outstanding share of Common Stock will be entitled to share equally in the assets of the Company legally available for distribution to shareholders after the payment of all debts and other liabilities. There are no redemption or sinking fund provisions available to the shares of Common Stock.

Dividend Rights. There are no limitations or restrictions upon the rights of the Board to declare dividends out of any funds legally available therefor. The Company has not paid dividends to date and it is not anticipated that any dividends will be paid in the foreseeable future. The Board of Directors initially may follow a policy of retaining earnings, if any, to finance the future growth of the Company. Accordingly, future dividends, if any, will depend upon among other considerations, the Company's need for working capital and its financial conditions at the time.

Voting Rights. Holders of shares of Common Stock of the Company are entitled to voting rights. Holders may cast one vote for each share held at all shareholders meetings for all purposes. There are no cumulative voting rights.

Other Rights. Shares of Common Stock are not redeemable, have no conversion rights and carry no preemptive or other rights to subscribe to or purchase additional shares of Common Stock in the event of a subsequent offering. Furthermore, no shareholder has a preemptive right to acquire any treasury shares or securities convertible into shares of the Company.

Transfer Agent. Alpha Tech Stock Transfer located in Draper, Utah acts as the Company's transfer agent.

CHANGES IN CONTROL

There are no provisions in the Company's Articles of Incorporation or Bylaws that would delay, defer or prevent a change in control of the Company.

PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

MARKET INFORMATION

The Company's shares of Common Stock began trading on the NASD Bulletin Board on April 6, 1999. On December 15, 1999, the Company's shares of Common Stock were de-listed from the NASD Bulletin Board pending clearance of the Company's Form 10SB filing. Trading in the Company's shares has continued on the Pink Sheets operated by the National Quotation Bureau L.L.C. The following table sets forth the range of high and low bid quotations for the Company's Common Stock for each quarter since the Company commenced trading as reported on the NASD Bulletin Board, by First Level Capital, Night Securities, Mueller and Company, Paragon Capital Corporation, Sharpe Capital, Wien Securities Corp. Wm. V. Frankel, Will Thompson Magid & Company and W. R. Company, the Company's market makers. The quotations represent inter-dealer prices without retail markup, markdown or commission, and may not necessarily represent actual transactions.

            Quarter Ended            High Bid              Low Bid
          June 30, 1999               $10.00               $ 4.00
          September 30, 1999            4.375                1.062
          December 31, 1999             1.50                 0.07
          March 31, 2000                1.25                 0.562
          June 30, 2000                 0.906                0.54
          September 30, 2000            0.70                 0.30
          December 31, 2000             0.56                 0.12
          March 31, 2001                0.50                 0.16
          June 30, 2001                 0.51                 0.30

As of July 31, 2001, the Company's shares of Common Stock closed at $0.28.

DIVIDENDS

There are no restrictions or covenants contained in any loan, lease or other financing agreement on the Company's authority to declare and pay dividends. However, the Company has never paid any cash dividends nor does it intend, at this time, to make any cash distributions to its shareholders as dividends in the near future.

HOLDERS

As of March 31, 2001, the number of holders of the Company's shares of Common Stock was approximately 1,500.

ITEM 2. LEGAL PROCEEDINGS

The Company is not a party to any legal proceedings of a material nature nor is the Company aware of any disputes that may result in legal proceedings that would have a material adverse effect on the Company's operating results.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

During the Company's two most recent fiscal years or any later interim period, there have been no changes in or disagreements with the Company's principal independent accountant or a significant subsidiary's independent accountant.

ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES

Through March 1999, all references to the Company in the following paragraphs refer to transactions entered into by Afton, Inc. prior to its acquisition by the Company. Transactions subsequent to March 1999 described below were entered into by the Company.

Since 1997, the Company (including Afton) has issued shares of Common Stock for cash, services, acquisitions and debt settlements. These issuances were made in compliance with Rule 506, Regulation D of the Securities Act of 1933, as amended, by the Company's management and selected broker/dealers. Accordingly, the Company has deemed that the offers and sales by Afton that occurred within six months of each other during the period from January 1997 through March 1999 comprise one Rule 506 offering, and the offers and sales by the Company that occurred within six months of each other during the period from September 1999 through February 2000 comprise another Rule 506 offering. Generally, no commissions or other remuneration was paid to anyone in connection with these transactions. The determination of whether an investor was accredited or nonaccredited was based on the responses in the subscription agreement filled out by each investor. Sales were made to 87 accredited investors; no sales were made to nonaccredited investors.

As detailed below, in 1997, the Company sold 115,835 shares of Common Stock to the following individuals and entities at $1.00 per share in cash:

                                                            Number of Shares
                 Name                  Date                 of Common Stock
         Phoenix Partners              1/97                      60,000
         John F. Thomas                6/97                      25,000
                                       7/97                      25,000
         Robin M. Stevenson           12/97                       5,835

In September 1997, the Company issued 60,000 warrants to DFG Management, Inc. for partial payment of financial advisory services.

As detailed below, in 1997, the Company issued 654,494 warrants in conjunction with $1.6 million in debt financing received from existing shareholders:

                 Name                              Date                Number of Warrants
         Dominion Financial Group
           International, LDC                      2/97                        33,663
                                                   4/97                        16,831
                                                   6/97                        10,000
                                                   9/97                       122,000
         John F. Thomas                            7/97                        20,000
         Jeffrey H. Lowrey                         7/97                       100,000
         John R. Emmett                            7/97                       100,000
         Richard Luscomb                           7/97                        10,000
         Aubrey Smith                              7/97                        12,000
         Thomas E. Elkin                           8/97                        30,000
         William K. Bryan, Sr.                    10/97                       200,000

As shown below, in December 1997 and January 1998, the Company issued 862,117 shares of Common Stock at a conversion rate of $1.00 per share to the following individuals and entities for debt and interest conversion of $830,000 and $32,117, respectively.

                                    Number of Shares
                 Name                of Common Stock
         Jeffrey H. Lowrey               117,690
         John R. Emmett                  117,690
         Thomas E. Elkin                 117,690
         Jeremiah Upshaw                  96,833
         Richard Luscomb                 117,690
         Aubrey Smith                     30,000
         Henry L. Adkins                  96,834
         Harris L. Smith                 117,690
         John F. Thomas                   50,000


During the first and second quarters of 1998, the Company issued 90,000 warrants in conjunction with $225,000 in debt financing as detailed below:

                 Name                              Date         Number of Warrants
         Charles N. Lafasciano                     3/98               40,000
         KFS Group, Inc                            4/98               20,000
         Alfred D. Cobb                            5/98               20,000
         Martin J. Clegg                           7/98               10,000

In June 1998, the Company issued 12,500 warrants as partial compensation to Ronald L. Wallace for consulting services.

In 1998, the Company sold 750,000 shares of Common Stock to the following individuals and entities at $1.00 per share as set forth in the following table:

                                                             Number of Shares
                 Name                           Date        of Common Stock
         William E. Whitman                     8/98             12,500
         Earl Silver                            8/98             12,500
         John R. Mader                          8/98             35,000
         Lillian T. Kreiger                     8/98             25,000
         Kenneth E. Hoskinson, Jr.              8/98             15,000
         Elmo J. Muzzi Revocable Trust          9/98             30,000
         James M. Muzzi                         9/98             20,000
         Declan Huber                           9/98             20,000
         Philip D. Schwanz                      9/98             20,000
         Earl J. & Doris R. Armbruster          9/98             50,000
         Donald A. Muzzi                        9/98             30,000
         Joel Wantman                           9/98             20,000
         Federbush Family Trust                 9/98             50,000
         Richard A. Brindley Trust             11/98             80,000
         Aaron & Marianne Siegal               11/98             30,000
         Craig Gonzales                        11/98             50,000
         Jerome P. Groom IRA                   11/98             50,000
         Leonard H. & Nancy B. Johnson         12/98             10,000
         Vernon G. Buchanan                    12/98             90,000
         Frederick A. Ahlborn                  12/98             25,000
         Thomas F. Kelly                       12/98             50,000
         W. David Corbett IRA                  12/98             25,000

During December 1998, the Company issued 28,799 shares of Common Stock upon the exercise of outstanding warrants as shown below:

                                          Number of Shares
                Name                      of Common Stock

         Henry L. Adkins                         280
         Thomas E. Elkin                       5,625
         Robin M. Stevenson                      350
         Jeffrey H. Lowrey                    10,735
         Richard L. Luscomb                    6,045
         John R. Emmett                        4,785
         Herman A. Crisler, Jr.                  979

During the first quarter of 1999, the Company issued 1.5 million shares of Common Stock for cash proceeds of $1.46 million, net of direct offering expenses of $40,000. In addition, the following investors received five-year warrants to purchase 2.9 million shares at an exercise price of $0.01 per share.

                                       Number of Shares        Number of
                Name                    of Common Stock        Warrants
         Martin J. Clegg                     690,000          1,354,594
         Paul W. Horton                       15,000             29,448
         Philip D. Kaltenbacher              550,000          1,079,749
         Carolyn T. Macumber                  10,000             19,632
         Cynthia C. Thomas                    10,000             19,632
         John F. Thomas                       17,538             31,725
         Ralph W. Thomas                      10,000             19,632
         Gail Kurz                            37,500             73,619
         Laura Ross                           37,500             73,619
         Trust for the Children
           of Gail Kurz                       37,500             73,619
         Trust for Children
           of Laura Ross                      37,500             73,619
         Mark Green                           25,000             49,080
         Perry Trechak                        25,000             49,080

As set forth in the table below, during March 1999, notes totaling $1,300,000 were converted into 1,040,000 shares of Common Stock and related accrued interest totaling $176,000 was forgiven. In connection with the conversion, the Company issued five-year warrants to purchase 520,000 shares of Common Stock at an exercise price of $0.01 per share. In addition, 532,500 related warrants to purchase Common Stock (comprising 520,000 warrants previously held by the debtholders and 12,500 warrants held by a financial advisor) were repriced to $0.01 per share. This transaction resulted in a charge against earnings of $117,000. These charges were calculated using the Black-Scholes option pricing model using the assumptions used to value employee options and are reflected as an extraordinary loss on extinguishment of debt in the Company's statement of operations.

                                       Number of Shares        Number of
                Name                    of Common Stock        Warrants
         William K. Bryan, Sr.               400,000            200,000
         Alfred D. Cobb                       40,000             20,000
         Thomas E. Elkin                      60,000             30,000
         John R. Emmett                      200,000            100,000
         Charles N. Lafasciano                60,000             30,000
         John R. Stanton                      60,000             30,000
         Jeffrey H. Lowrey                   200,000            100,000
         Richard L. Luscomb                   20,000             10,000

In March 1999, the Company issued 60,000 shares of Common Stock to Charles N. Lafasciano and 60,000 shares of Common Stock to John R. Stanton upon exercise of a total of 120,000 warrants and 75,000 shares of Common Stock to Gulf Atlantic Publishing, Inc. and 25,000 shares of Common Stock to Corporate Relations Group, Inc. for public relations services provided to the Company valued at $100,000.

In May 1999 (and amended during September 1999), the Company entered into an agreement with Dominion Financial Group International, LDC ("DFGI") relating to a $605,000 note payable which was in default. As part of these agreements, the Company repaid $305,000 of the outstanding balance, DFGI forgave approximately $145,000 of accrued interest and the creditor extended the maturity of the note until September 2001. In consideration, the Company issued the creditor 200,000 shares of Common Stock during September 1999, a put warrant relating to 25,000 shares of Common Stock at an exercise price of $2.50 per share, repriced 122,000 warrants previously issued with the notes payable from an exercise price of $0.50 per share to $0.01 per share, and repriced 60,494 warrants previously issued with the notes payable from an exercise price of $1.00 per share to $0.01 per share. Additionally, in December 1999, notes payable and related accrued interest totaling $202,000 and $15,000 respectively, were extinguished through the issuance of 255,074 shares of Common Stock. The fair value of the consideration given in the above transactions exceeded the carrying value of the related notes payable and accrued interest by approximately $218,000, which was recorded as an extraordinary loss on early extinguishment of debt in the accompanying statement of operations. The fair value of the warrants was determined using the Black-Scholes option pricing model at the respective valuation dates.

During September 1999, the Company issued approximately 0.8 million shares of Common Stock to Salksana, Inc., an accredited private investor for net cash proceeds of approximately $319,000, net of offering expense of $81,000.

During November 1999, the Company issued approximately 1.2 million shares of Common Stock to the private accredited investors shown below for net cash proceeds of approximately $445,000, net of offering expense of $83,000. In addition, the investors received five-year warrants to purchase approximately
1.2 million shares of Common Stock at an exercise price of $0.45 per share.

                                       Number of Shares        Number of
                Name                    of Common Stock        Warrants
         SovCap Fund, Ltd.                   444,444            444,444
         Chelverton Fund, Ltd.               310,000            310,000
         BMJ Partners                        111,111            111,111
         Warren Zee                           40,000             40,000
         Charles Martyn III                   33,333             33,333
         Salomon Smith Barney fbo
           Augsback & Associates              30,000             30,000
         Edward L. Kunz                       26,667             26,667
         Harold Dyer                          22,222             22,222
         Robert & Debra Johnson               22,222             22,222
         Carl Buford                          22,222             22,222
         Michael Trier                        22,220             22,220
         Joel Horner                          20,000             20,000
         Mark J. Kasten                       20,000             20,000
         Mark Spirtis                         20,000             20,000
         Carlous Pollard                      11,111             11,111
         Denis Collins                        10,000             10,000
         Elizabeth Ragusa                      4,447              4,447
         Tim Trier                             4,444              4,444

In December 1999, the Company settled certain obligations with Richard Weltman and Barbara Weltman, individual debtholders, through the exchange of outstanding principal and accrued interest of $217,000 for 255,074 shares of Common Stock. The Company also recorded a charge to operations of $8,000 reflecting the difference between the actual value of the shares issued and the value calculated in the settlement agreement, net of the obligations settled in the transaction.

On February 15, 2000, the Company issued (a) 300,000 shares of Common Stock to David Nabors for net cash proceeds of $150,000 and (b) pursuant to the November 1999 offering, an additional 130,556 shares of Common Stock for cash proceeds of $45,000, net of direct offering expense of $13,000. In addition, investors subscribing to shares pursuant to the November 1999 offering received five-year warrants to purchase approximately 130,000 shares of Common Stock at an exercise price of $0.45 per share. A list of these investors is shown below.

                                       Number of Shares        Number of
                Name                    of Common Stock        Warrants
         Marilyn & Stephen Mazer              20,000             20,000
         JoAnn Augsback                       43,889             43,889
         Jack Augsback & Assoc.               10,000             10,000
         Robin Wilson                         10,000             10,000
         David M. Cohn                        20,000             20,000
         Gerald & Geraldine Bergonzi          26,667             26,667

On August 28, 2000, the Company issued 207,500 shares of Common Stock for net cash proceeds of $83,000 to the investors shown below.

                                                Number of Shares
         Name                                   of Common Stock
       Gregory Thacker                                73,750
       Donald Smith                                   45,000
       Edward Bongart                                 37,500
       Scot Lance                                     37,500
       Nell Leffel                                    12,500
       Linda Thacker                                   1,250

As of September 15, 2000, the Company entered into a strategic relationship with Diligenti Limited, a global life sciences group, through its U.S. subsidiary, Diligenti, Inc. (collectively "Diligenti"). Pursuant to the terms of an Amended and Restated Loan Agreement, dated as of October 3, 2000, (the "Loan Agreement"), between the Company and Diligenti $3.75 million was loaned to the Company on September 21, 2000 in exchange for a convertible note. On November 3, 2000, Diligenti exercised its option convert its $3.75 million note to Common Stock and to make an additional investment of $1.25 million through a purchase of Common Stock. Interest accrued on the note has been cancelled. Pursuant to the terms of the financing arrangement, Diligenti received approximately 24.9 million shares representing 51% of the fully diluted Common Stock of the Company. Proceeds from these transactions were used to fund acquisitions and for general working capital needs.

ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS

INDEMNIFICATION

The Company shall indemnify to the fullest extent permitted by, and in the manner permissible under the laws of the State of Nevada, any person made, or threatened to be made, a party to an action or proceeding, whether criminal, civil, administrative or investigative, by reason of the fact that he is or was a director or officer of the Company, or served any other enterprise as director, officer or employee at the request of the Company. The Board of Directors, in its discretion, shall have the power on behalf of the Company to indemnify any person, other than a director or officer, made a party to any action, suit or proceeding by reason of the fact that he/she is or was an employee of the Company.

Insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers and controlling persons of the Company, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceedings) is asserted by such director, officer, or controlling person in connection with any securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issues.

INDEMNIFICATION OF OFFICERS OR PERSONS CONTROLLING THE CORPORATION FOR LIABILITIES ARISING UNDER THE SECURITIES ACT OF 1933, AS AMENDED, IS HELD TO BE AGAINST PUBLIC POLICY BY THE SECURITIES AND EXCHANGE COMMISSION AND IS THEREFORE UNENFORCEABLE.

PART F/S

         The following financial statements required by Item 310 of Regulation S-B are furnished below:

                  Consolidated Balance Sheets as of December 31, 1999 and 1998

                  Consolidated Statements of Operations for the years ended December 31, 1999 and 1998

                  Consolidated Statements of Changes In Stockholders' Equity for the years ended December 31, 1999 and 1998

                  Consolidated Statements of Cash Flows for the years ended December 31, 1999 and 1998 Notes to

                  Consolidated Financial Statements

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS





To Healthcomp Evaluation
Services Corporation:

We have audited the accompanying consolidated balance sheets of HEALTHCOMP EVALUATION SERVICES CORPORATION (a Nevada corporation) AND SUBSIDIARIES as of December 31, 1999 and 1998 and the related consolidated statements of operations, shareholders' equity (deficit), and cash flows for the years then ended (as restated - see Note 2). These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Healthcomp Evaluation Services Corporation and subsidiaries as of December 31, 1999 and 1998 and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States.


/s/  ARTHUR ANDERSEN LLP


Atlanta, Georgia
August 1, 2001

                   HEALTHCOMP EVALUATION SERVICES CORPORATION

                                AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEETS

                           DECEMBER 31, 1999 AND 1998


                                                                                  1999          1998
                                                                              ------------   -----------
                                                                               (RESTATED)     (Restated)
                                     ASSETS
CURRENT ASSETS:
    Cash and cash equivalents                                                 $     57,000   $   102,000
    Accounts receivable, net of allowance for doubtful accounts of $248,000
       and $44,000 in 1999 and 1998, respectively                                1,661,000       960,000
    Inventory                                                                      123,000         9,000
    Prepaid expenses and other current assets                                      199,000        56,000
                                                                              ------------   -----------
              Total current assets                                               2,040,000     1,127,000

PROPERTY AND EQUIPMENT, NET                                                      1,655,000       407,000

INTANGIBLES, NET                                                                 5,264,000     2,085,000

OTHER ASSETS                                                                             0        25,000
                                                                              ------------   -----------
              Total assets                                                    $  8,959,000   $ 3,644,000
                                                                              ============   ===========


                 LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIT)

                                                                                  1999          1998
                                                                              ------------   -----------
                                                                               (RESTATED)     (Restated)
CURRENT LIABILITIES:
    Short-term debt                                                           $  1,440,000   $ 1,309,000
    Accounts payable                                                             2,025,000     1,038,000
    Accrued liabilities                                                          1,012,000       657,000
    Interest payable                                                                32,000       266,000
    Other                                                                           86,000        40,000
                                                                              ------------   -----------
              Total current liabilities                                          4,595,000     3,310,000

LONG-TERM DEBT, LESS CURRENT PORTION                                               972,000     1,810,000
                                                                              ------------   -----------
              Total liabilities                                                  5,567,000     5,120,000
                                                                              ------------   -----------
COMMITMENTS AND CONTINGENCIES (NOTE 13)

SHAREHOLDERS' EQUITY (DEFICIT):
    Common stock, $0.001 par value, 50,000,000 shares authorized, 13,847,000
       and 6,025,000 shares issued in 1999 and 1998, respectively                   14,000         6,000
    Additional paid-in capital                                                  13,717,000     3,712,000
    Accumulated deficit                                                        (10,339,000)   (5,194,000)
                                                                              ------------   -----------
              Total shareholders' equity (deficit)                               3,392,000    (1,476,000)
                                                                              ------------   -----------
              Total liabilities and shareholders' equity                      $  8,959,000   $ 3,644,000
                                                                              ============   ===========


              The accompanying notes are an integral part of these
                          consolidated balance sheets.

                   HEALTHCOMP EVALUATION SERVICES CORPORATION

                                AND SUBSIDIARIES


                      CONSOLIDATED STATEMENTS OF OPERATIONS

                 FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998

                                                       1999          1998
                                                   ------------   -----------
                                                    (RESTATED)     (Restated)
NET SALES                                          $ 10,115,000   $ 5,884,000

COST OF SALES                                         5,668,000     3,268,000
                                                   ------------   -----------
              Gross profit                            4,447,000     2,616,000
                                                   ------------   -----------
OPERATING EXPENSES:
    Selling, general, and administrative expenses     7,529,000     3,516,000
    Restructuring charges                               273,000             0
    Depreciation and amortization expense               645,000       354,000
                                                   ------------   -----------
              Total operating expenses                8,447,000     3,870,000
                                                   ------------   -----------
OPERATING LOSS                                       (4,000,000)   (1,254,000)

INTEREST EXPENSE                                        617,000       703,000

OTHER EXPENSE, NET                                      185,000       119,000
                                                   ------------   -----------
LOSS BEFORE INCOME TAX PROVISION                     (4,802,000)   (2,076,000)

INCOME TAX PROVISION (BENEFIT)                                0             0
                                                   ------------   -----------
LOSS BEFORE EXTRAORDINARY ITEM                       (4,802,000)   (2,076,000)

EXTRAORDINARY LOSS ON EXTINGUISHMENT OF DEBT           (343,000)            0
                                                   ------------   -----------
NET LOSS                                           $ (5,145,000)  $(2,076,000)
                                                   ============   ===========
BASIC AND DILUTED LOSS PER SHARE:
    Loss before extraordinary item                 $      (0.47)  $     (0.39)
    Extraordinary loss per share                          (0.03)         0.00
                                                   ------------   -----------
     Net loss                                      $      (0.50)  $     (0.39)
                                                   ============   ===========
WEIGHTED AVERAGE SHARES OUTSTANDING                  10,272,000     5,353,000
                                                   ============   ===========


              The accompanying notes are an integral part of these
                            consolidated statements.

                   HEALTHCOMP EVALUATION SERVICES CORPORATION

                                AND SUBSIDIARIES


            CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY (DEFICIT)

                 FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998

                                                                             ADDITIONAL
                                                           COMMON STOCK       PAID-IN     ACCUMULATED
                                                         SHARES    AMOUNT     CAPITAL       DEFICIT        TOTAL
                                                       ----------  -------  -----------  ------------   -----------
BALANCE, DECEMBER 31, 1997 (RESTATED)                   5,196,000  $ 5,000  $ 2,846,000  $ (3,118,000)  $  (267,000)

    Sale of common stock                                  750,000    1,000      749,000             0       750,000
    Debt conversion                                        50,000        0       50,000             0        50,000
    Issuance of stock warrants                                  0        0       38,000             0        38,000
    Shares issued in exercise of warrants                  29,000        0       29,000             0        29,000
    Net loss                                                    0        0            0    (2,076,000)   (2,076,000)
                                                       ----------  -------  -----------  ------------   -----------
BALANCE, DECEMBER 31, 1998 (RESTATED)                   6,025,000    6,000    3,712,000    (5,194,000)   (1,476,000)

    Sale of common stock, net of offering expenses      3,478,000    4,000    2,216,000             0     2,220,000
    Debt conversion                                     1,495,000    1,000    1,837,000             0     1,838,000
    Shares issued for mergers and acquisitions          1,209,000    1,000    3,841,000             0     3,842,000
    Issuance and repricing of stock warrants (Note 9)           0        0      343,000             0       343,000
    Shares issued in exercise of options and warrants   1,540,000    2,000       13,000             0        15,000
    Stock-based compensation expense                            0        0    1,655,000             0     1,655,000
    Shares issued in payment of services                  100,000        0      100,000             0       100,000
    Net loss                                                    0        0            0    (5,145,000)   (5,145,000)
                                                       ----------  -------  -----------  ------------   -----------
BALANCE, DECEMBER 31, 1999 (RESTATED)                  13,847,000  $14,000  $13,717,000  $(10,339,000)  $ 3,392,000
                                                       ==========  =======  ===========  ============   ===========


              The accompanying notes are an integral part of these
                            consolidated statements.

                   HEALTHCOMP EVALUATION SERVICES CORPORATION

                                AND SUBSIDIARIES


                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                 FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998

                                                                                     1999          1998
                                                                                 -----------   -----------
                                                                                  (RESTATED)    (Restated)
CASH FLOWS FROM OPERATING ACTIVITIES:
    Net loss                                                                     $(5,145,000)  $(2,076,000)
    Adjustments to reconcile net loss to net cash used in operating activities:
       Changes in net assets and liabilities:
           Depreciation and amortization                                             645,000       354,000
           Extraordinary loss on extinguishment of debt                              343,000             0
           Noncash compensation and consulting expenses                            1,755,000             0
           Amortization of debt issuance costs                                             0       117,000
           Changes in assets and liabilities, net of acquisitions:
              Accounts receivable, net                                               (45,000)     (208,000)
              Inventory                                                              (14,000)        1,000
              Prepaid expenses and other current assets                              (90,000)       (1,000)
              Accounts payable and accrued expenses                                  554,000     1,106,000
                                                                                 -----------   -----------
                 Net cash used in operating activities                            (1,997,000)     (707,000)
                                                                                 -----------   -----------
CASH FLOWS FROM INVESTING ACTIVITIES:
    Capital expenditures                                                            (505,000)      (65,000)
    Net cash received (paid) in acquisitions                                         368,000       (19,000)
                                                                                 -----------   -----------
                 Net cash used in investing activities                              (137,000)      (84,000)
                                                                                 -----------   -----------
CASH FLOWS FROM FINANCING ACTIVITIES:
    Proceeds from long-term debt                                                   1,391,000       232,000
    Repayment of long-term debt                                                   (1,449,000)     (194,000)
    Proceeds from the issuance of common stock                                     2,220,000       779,000
    Proceeds from exercise of options and warrants                                    15,000             0
    Other                                                                            (88,000)       38,000
                                                                                 -----------   -----------
                 Net cash provided by financing activities                         2,089,000       855,000
                                                                                 -----------   -----------
NET CHANGE IN CASH AND CASH EQUIVALENTS                                              (45,000)       64,000

CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR                                         102,000        38,000
                                                                                 -----------   -----------
CASH AND CASH EQUIVALENTS, END OF YEAR                                           $    57,000   $   102,000
                                                                                 ===========   ===========
SUPPLEMENTAL DISCLOSURE:
    Interest paid                                                                $   703,000   $   446,000
                                                                                 ===========   ===========
NONCASH TRANSACTIONS:
    Debt and accrued interest converted to common stock                          $ 1,838,000   $    50,000
                                                                                 ===========   ===========
    Liabilities assumed in acquisitions                                          $   941,000   $         0
                                                                                 ===========   ===========
    Value of stock issued in acquisitions                                        $ 3,842,000   $         0
                                                                                 ===========   ===========

              The accompanying notes are an integral part of these
                            consolidated statements.

                   HEALTHCOMP EVALUATION SERVICES CORPORATION

                                AND SUBSIDIARIES


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                           DECEMBER 31, 1999 AND 1998

1.   BASIS OF PRESENTATION

     Healthcomp Evaluation Services Corporation (the "Company") is an occupational health services company that provides a broad array of preventive health and regulatory compliance services, including information and data management services, drug and alcohol testing programs, on-site occupational health screening services, physical examinations, and health risk assessments, to corporate and government clients. The Company was incorporated in Nevada on November 23, 1993. As discussed in Note 17, subsequent to December 31, 1999 the Company entered into a strategic relationship with Diligenti Limited, a global life sciences group, through its U.S. subsidiary Diligenti, Inc. ("Diligenti"). As the result of this strategic relationship, Diligenti made an investment in the Company in the form of common stock and convertible notes and as a result, assumed control of the Company.

     On March 15, 1999, the Company was acquired by Handell-Graff, Inc. ("HGI"), a nonoperating public shell corporation with nominal net assets. The acquisition was executed through the exchange of all the shares of the Company's common stock for 5,408,784 outstanding common shares of HGI. In addition, all of the outstanding options and warrants to purchase stock of the Company were exchanged for options and warrants to purchase HGI shares based on conversion rates stipulated within the purchase agreement. Subsequent to the acquisition, the shareholders of the Company assumed control of the voting stock of the combined company; therefore, the Company was determined to be the accounting acquirer in the transaction and the transaction was accounted for as a recapitalization. As a result, the Company's historical common stock, additional paid-in capital and accumulated deficit accounts were retroactively restated. Additionally, all share and per share data have been retroactively restated herein to reflect the capital structure of the Company after the recapitalization.

     The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

     On December 1, 1998, the Company, through its predecessor, Afton, Inc. (the "Predecessor"), merged with Quality Health Services, Inc. ("QHS"), a Kansas City, Missouri-based mobile medical surveillance firm, through the exchange of 295,306 shares of common stock in exchange for all of the common stock of QHS. The transaction was accounted for using the pooling-of-interests method of accounting. Accordingly, the financial results of the periods presented have been restated to include the operating results of QHS.

     Additionally, during 1999, the Company acquired certain other companies, as discussed in Note 4. These acquisitions were accounted for using the purchase method of accounting. The results of operations of each of these acquired companies have been included in the consolidated results of operations from the date of acquisition forward.

     The accompanying financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

2.   RESTATEMENT OF 1998 AND 1999 FINANCIAL STATEMENTS

     The Company's acquisition of Health Evaluation Programs, Inc. ("HEP") (Note
     4) was previously accounted for using the pooling-of-interests method of accounting. The Company subsequently determined that this acquisition should have been accounted for using the purchase method as a result of the settlement of a contingent share adjustment in 1999. As a result of the change in accounting method, the balance sheet as of December 31, 1998 and the statements of operations and cash flows for the year ended December 31, 1998 have been restated to exclude HEP's historical account balances and operating results as well as the common shares issued as consideration in the acquisition. A summary of the changes from amounts previously reported and the restated amounts is as follows:

                                                               Balance Sheet
                                                          as of December 31, 1998
                                                  -----------------------------------------
                                                       As         Adjustment        As
                                                    Reported        Amount       Restated
                                                  ------------   -----------   ------------
     Current assets                               $  1,857,000   $  (730,000)  $  1,127,000
     Property and equipment, net                       719,000      (312,000)       407,000
     Other assets                                    2,118,000        (8,000)     2,110,000
                                                  ------------   -----------   ------------
     Total assets                                 $  4,694,000   $(1,050,000)  $  3,644,000
                                                  ============   ===========   ============
     Current liabilities                          $  4,291,000   $  (981,000)  $  3,310,000
     Long-term debt                                  1,813,000        (3,000)     1,810,000
     Shareholders' deficit                          (1,410,000)      (66,000)    (1,476,000)
                                                  ------------   -----------   ------------
     Total liabilities and shareholders' deficit  $  4,694,000   $(1,050,000)  $  3,644,000
                                                  ============   ===========   ============

                                                          Statement of Operations
                                                     for the year ended December 31, 1998
                                                  -----------------------------------------
                                                       As         Adjustment        As
                                                    Reported        Amount       Restated
                                                  ------------   -----------   ------------
     Net sales                                    $  9,459,000   $(3,575,000)  $  5,884,000
     Cost of sales                                   4,512,000    (1,243,000)     3,268,000
     Operating expenses                              5,743,000    (1,873,000)     3,870,000
     Operating loss                                   (796,000)     (458,000)    (1,254,000)
     Net loss                                       (1,769,000)     (307,000)    (2,076,000)
     Basic and diluted earnings per share                (0.43)         0.04          (0.39)

                                                          Statement of Cash Flows
                                                     for the year ended December 31, 1998
                                                  -----------------------------------------
                                                       As         Adjustment        As
                                                    Reported        Amount       Restated
                                                  ------------   -----------   ------------
     Net cash used in operating activities        $   (207,000)  $  (500,000)  $   (707,000)
     Net cash used in investing activities            (106,000)       22,000        (84,000)
     Net cash provided by financing activities         648,000       207,000        855,000
     Net change in cash and cash equivalents           335,000      (271,000)        64,000
     Cash and cash equivalents, end of year            457,000      (355,000)       102,000

     The Company's 1999 financial statements, as previously issued, were unaudited. The Company has subsequently recorded certain operating expense adjustments to restate its previously issued financial statements. These adjustments consist principally of a change in the value of management stock options issued ($1.6 million), deferred compensation expenses ($0.2 million), reclassification of restructuring and certain other costs from other expense to general and administrative expenses ($0.7 million) and recognition of previously deferred contract start-up costs ($0.3 million). In addition, the 1999 financial statements have been restated to reflect the increase ($2.1 million) in goodwill and shareholders' equity related to the purchase of HEP on January 13, 1999 and the related amortization of goodwill ($0.1 million) (see Note 4). A summary of the changes from amounts previously reported and the restated amounts is as follows:


                                                               Balance Sheet
                                                          as of December 31, 1999
                                                  -----------------------------------------
                                                       As         Adjustment        As
                                                    Reported        Amount       Restated
                                                  ------------   -----------   ------------
                                                  (Unaudited)
     Current assets                               $  2,077,000   $   (37,000)  $  2,040,000
     Property and equipment, net                     1,658,000        (3,000)     1,655,000
     Other assets                                    3,357,000     1,907,000      5,264,000
                                                  ------------   -----------   ------------
     Total assets                                 $  7,092,000   $ 1,867,000   $  8,959,000
                                                  ============   ===========   ============
     Current liabilities                          $  4,456,000   $   139,000   $  4,595,000
     Long-term debt                                    972,000            --        972,000
     Shareholders' equity                            1,664,000     1,728,000      3,392,000
                                                  ------------   -----------   ------------
    Total liabilities and shareholders' deficit   $  7,092,000   $ 1,867,000   $  8,959,000
                                                  ============   ===========   ============

                                                          Statement of Operations
                                                     for the year ended December 31, 1999
                                                  -----------------------------------------
                                                       As         Adjustment        As
                                                    Reported        Amount       Restated
                                                  ------------   -----------   ------------
                                                  (Unaudited)
     Net sales                                    $ 10,198,000   $   (83,000)  $ 10,115,000
     Cost of sales                                   5,704,000       (36,000)     5,668,000
     Operating expenses                              5,535,000     2,912,000      8,447,000
     Operating loss                                 (1,041,000)   (2,959,000)    (4,000,000)
     Net loss                                       (2,839,000)   (2,306,000)    (5,145,000)
     Basic and diluted earnings per share                (0.29)        (0.21)         (0.50)


                                                          Statement of Cash Flows
                                                     for the year ended December 31, 1999
                                                  -----------------------------------------
                                                       As         Adjustment        As
                                                    Reported        Amount       Restated
                                                  ------------   -----------   ------------
                                                  (Unaudited)
     Net cash used in operating activities        $ (2,648,000)  $   651,000   $ (1,997,000)
     Net cash used in investing activities            (920,000)      783,000       (137,000)
     Net cash provided by financing activities       3,169,000    (1,080,000)     2,089,000
     Net change in cash and cash equivalents          (399,000)      354,000        (45,000)
     Cash and cash equivalents, end of year             58,000        (1,000)        57,000

3.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     USE OF ESTIMATES

     The Company's management has made a number of estimates and assumptions in determining the reporting of assets and liabilities and the disclosure of contingent assets and liabilities in order to prepare these financial statements in conformity with accounting principles generally accepted in the United States. Although these estimates represent, to the best of management's knowledge and belief, those adjustments necessary to present fairly the Company's financial position and results of operations for the periods reported, the actual results could differ from those estimates.

     CASH AND CASH EQUIVALENTS

     The Company considers all short-term investments with an original maturity of three months or less to be cash equivalents.

     ACCOUNTS RECEIVABLE

     An allowance for uncollectible accounts has been established based on the Company's collection experience and an assessment of the collectibility of specific accounts.

     INVENTORY

     Inventory is stated at the lower of cost or market using the first-in, first-out method.

     PROPERTY AND EQUIPMENT

     Property and equipment are stated at cost. Replacements and major improvements are capitalized; maintenance and repairs are expensed as incurred. When assets are retired or otherwise disposed of, the related costs and accumulated depreciation are removed from the accounts, and any resulting gain or loss is reflected in the statements of operations.

     The Company utilizes the straight-line method of depreciation over the following estimated useful lives:

          Computer hardware and software           Three to five years
          Machinery and equipment                  Three to ten years
          Furniture and fixtures                   Five to ten years
          Vehicles                                 Four to ten years

     INTANGIBLES

     Intangibles, consisting primarily of goodwill, are amortized on a straight-line basis for periods ranging from 15 to 20 years. In accordance with Statement of Financial Accounting Standards ("SFAS") No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," the Company periodically evaluates whether events and circumstances have occurred which indicate that the remaining estimated useful lives of the intangibles may warrant revision or that the remaining balance of intangibles may not be recoverable. When factors (such as a change in law or regulatory environment or forecasts showing changing long-term profitability) indicate that intangibles should be evaluated for possible impairment, the Company uses an estimate of the related business unit's undiscounted cash flow over the remaining lives of the intangibles to measure whether the intangibles are recoverable.

     INCOME TAXES

     The Company provides for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes." SFAS No. 109 requires recognition of deferred tax assets and liabilities using currently enacted tax rates.

     FINANCIAL INSTRUMENTS

     The fair value of the Company's debt is based on the current rates available to the Company for debt of the same remaining maturity and, as of December 31, 1999 and 1998, approximates the carrying amounts.

     REVENUE RECOGNITION

     The Company recognizes its revenues upon completion of services provided to the customer.

     EARNINGS PER COMMON SHARE AND COMMON SHARE EQUIVALENT

     In accordance with SFAS No. 128, "Earnings Per Share," basic earnings per share ("EPS") are computed based on the weighted average number of shares of the Company's common stock outstanding. Since the impact of the Company's common equivalent shares from stock options and warrants is antidilutive due to the net losses incurred by the Company during 1998 and 1999, they are not included in the computation of diluted EPS. The Company had 893,000 and 610,000 options and 5,471,000 and 877,000 warrants outstanding, which were antidilutive to earnings per share, as of December 31, 1999 and 1998, respectively.

     SOFTWARE DEVELOPMENT COSTS

     The Company accounts for its costs to develop software for internal use based on the provisions of Statement of Position ("SOP") 98-1, "Accounting for the Cost of Computer Software Developed or Obtained for Internal Use." SOP 98-1 requires that entities capitalize certain internal use software costs once certain criteria of technological feasibility of the application are established through completion of development. Costs incurred to enhance or maintain a developed application, as well as cost incurred to establish technological feasibility, are expensed as incurred.

     RESTRUCTURING CHARGES

     During 1999, the Company recorded certain restructuring charges resulting from a plan entered into by management which was designed to reduce administrative expenses through the elimination of excess facilities and the reduction of administrative employee headcount. In conjunction with this plan, certain of the Company's offices were downsized and the Company's Rock Springs, Wyoming, dispatch operation was closed and the activities were transferred to the corporate headquarters. As the result, 30 employees were terminated and were informed of such termination prior to December 31, 1999. Consequently, the Company accrued $273,000 in restructuring charges, of which $148,000 had been expended as of December 31, 1999. As of December 31, 1999, the Company had $125,000 of remaining accrued cost resulting from the plan. All of these costs were expended through the second quarter of fiscal 2000.

     NEW ACCOUNTING PRONOUNCEMENTS

     In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133 establishes accounting and reporting standards requiring that derivative instruments be recorded as an asset or liability measured at its fair value. SFAS No. 133 requires that a derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. The Company will be required to implement SFAS No. 133 effective January 1, 2001. The Company does not expect that the adoption of SFAS No. 133 will have a material effect on its financial position or results of operations.

     During December 1999, the Securities and Exchange Commission released Staff Accounting Bulletin ("SAB") No. 101, "Revenue Recognition," to establish guidelines for the recognition of revenue and to enhance revenue recognition disclosure requirements. SAB No. 101 clarifies the basic criteria for the culmination of the earnings process. SAB No. 101 is effective for the fourth quarter of the year ended December 31, 2000. The Company does not expect that the adoption of SAB No. 101 will have any impact the revenue recognition policies currently followed by the Company.

     In June 2001, the Financial Accounting Standards Board approved SFAS No. 141, "Business Combinations," and SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 141 prospectively prohibits the pooling-of-interest method of accounting for business combinations initiated after June 30, 2001. SFAS No. 142 required companies to cease amortizing goodwill that existed at June 30, 2001. This amortization of goodwill will cease on December 31, 2001. Any goodwill resulting from acquisitions completed after June 30, 2001 will not be amortized. SFAS No. 142 also establishes a new method of testing goodwill for impairment on an annual basis or on an interim basis if an event occurs or circumstances change that would reduce the fair value of a reporting unit below its carrying value. The adoptions of SFAS No. 142 will result in the Company's discontinuance of amortization of goodwill; however, the Company will be required to test its goodwill for impairment under the new standard beginning in the first quarter of 2002 which could have an adverse effect on the Company's future results of operations if an impairment occurs.

     RECLASSIFICATIONS

     Certain prior period amounts have been reclassified to conform with current year presentation (see also Note 2).

4.   BUSINESS COMBINATIONS

     In December 1998, the Company merged with QHS through an exchange of common stock. This merger was accounted for using the pooling-of-interests method of accounting (Note 1). QHS used accounting policies and procedures consistent with those employed by the Company. Accordingly, no accounting adjustments of a material nature were recorded by the Company in consolidating the results of operations or the balance sheet of QHS. Stockholders' equity related to the acquisition and included in the Company's consolidated balance sheet at December 31, 1998 totaled $206,000.

     Operating results for the year ended December 31, 1998 for QHS for the period prior to its acquisition that have been included in the Company's results of operations for the period ended December 31, 1998 are shown below. There were no transactions between the Company and QHS during the period presented.

                                                     QHS
                                                   --------
                  Revenues                         $763,000
                  Net income                         49,000

     During 1999, the Company acquired certain assets of companies involved in the medical screening and wellness assessment industry using the purchase method of accounting. The Company recorded the assets and liabilities of the acquired companies at their estimated fair values with the excess of the purchase price over these amounts being recorded as goodwill. The results of operations of these acquired companies have been included in the accompanying statements from the respective dates of acquisition forward.

     As of January 13, 1999, the Company, through the Predecessor, acquired HEP, a Chicago-based provider of mobile medical surveillance services, for 431,577 shares (net of 680,000 shares reacquired from the seller in connection with a contingent share adjustment) of Company stock valued at $2.2 million in exchange for all of the common stock of HEP. The excess of the purchase price over the fair value of the identifiable assets acquired of $2.2 million has been recorded as goodwill and is being amortized on a straight-line basis over 20 years. The allocation of the purchase price to the assets acquired and liabilities assumed has been recorded based on fair value, as follows:

                  Working capital, net                 $    50,000
                  Property and equipment                   309,000
                  Goodwill                               2,195,000
                  Debt assumed                            (332,000)
                                                       -----------
                                                       $ 2,222,000
                                                       ===========

     On April 1, 1999, the Company acquired certain assets of Health Services of Florida, Inc., a Clearwater, Florida-based wellness-testing firm, for 61,640 shares of company stock valued at $293,000. The excess of the purchase price over the fair value of the identifiable assets acquired of $249,000 has been recorded as goodwill and is being amortized on a straight-line basis over 20 years. The allocation of the purchase price to the assets acquired and liabilities assumed has been recorded based on fair value, as follows:

                  Working capital, net                 $    (1,000)
                  Property and equipment                    45,000
                  Goodwill                                 249,000
                                                       -----------
                                                       $   293,000
                                                       ===========

     On June 1, 1999, the Company acquired certain mobile health testing services assets from UPMC Diversified Health Services, Inc., a unit of the University of Pittsburgh health system, for 188,000 shares of company stock valued at $814,000. The excess of the purchase price over the fair value of the identifiable assets acquired of $250,000 has been recorded as goodwill and is being amortized on a straight-line basis over 20 years. The allocation of the purchase price to the assets acquired and liabilities assumed has been recorded based on fair value, as follows:

                  Working capital, net                 $   125,000
                  Property and equipment                   439,000
                  Goodwill                                 250,000
                                                       -----------
                                                       $   814,000
                                                       ===========

     On October 1, 1999, the Company acquired substantially all of the assets of Medical Drug Testing, Inc., a Pittsburgh-based substance abuse testing company, for 416,215 shares of company stock valued at $390,000. The excess of the purchase price over the fair value of the identifiable assets acquired of $396,000 has been recorded as goodwill and is being amortized on a straight-line basis over 20 years. The allocation of the purchase price to the assets acquired and liabilities assumed has been recorded based on fair value, as follows:

                  Working capital, net                 $    10,000
                  Property and equipment                     6,000
                  Goodwill                                 396,000
                  Debt assumed                             (22,000)
                                                       -----------
                                                       $   390,000
                                                       ===========

     On October 1, 1999, the Company acquired substantially all of the assets of Mobile Medical Testing Service, Inc. ("MMTS"), a Hartford-based mobile health screening services company, for 79,331 shares of company stock valued at $67,000 and the assumption of $587,000 of indebtedness. The excess of the purchase price over the fair value of the identifiable assets acquired of $324,000 has been recorded as goodwill and is being amortized on a straight-line basis over 20 years. The allocation of the purchase price to the assets acquired and liabilities assumed has been recorded based on fair value, as follows:

                  Working capital, net                 $    36,000
                  Property and equipment                   294,000
                  Goodwill                                 324,000
                  Debt assumed                            (587,000)
                                                       -----------
                                                       $    67,000
                                                       ===========

     As of October 1, 1999, the Company acquired all of the tangible and intangible assets of SmartNet Resources, Inc., an Albany, New York-based mobile health screening services company, for 40,000 shares of company stock valued at $60,000. A portion of the purchase price has been allocated to the company's customer list and related service agreements and is being amortized on a straight-line basis over 5 years. The allocation of the purchase price to the assets acquired has been recorded based on fair value, as follows:

                  Property and equipment               $     9,000
                  Customer list and agreements              51,000
                                                       -----------
                                                       $    60,000
                                                       ===========

     Summarized unaudited pro forma information which assumes that each of the above transactions had taken place at the beginning of the periods presented is as follows. The pro forma results include estimates and assumptions which management believes are reasonable. However, pro forma results do not include any anticipated cost savings or other effects of the integration of the aforementioned entities and, therefore, are not necessarily indicative of the results which would have occurred if the business combinations had actually occurred at the beginning of the period or which may result in the future.

                                                          FOR THE YEARS ENDED
                                                               DECEMBER 31
                                                     ------------------------------
                                                          1999              1998
                                                     ------------      ------------
     Revenues                                        $ 12,351,000      $ 13,500,000
     Operating loss                                    (4,136,000)       (1,037,000)
     Net income                                        (5,291,000)       (2,067,000)
     Earnings per common share basic and diluted     $      (0.49)     $      (0.32)
     Weighted average shares outstanding               10,847,000         6,561,000

5.   FACTORS AFFECTING THE COMPANY'S BUSINESS

     The Company has been implementing its acquisition and growth strategies and continues to make investments to build its infrastructure and to integrate into its operations of the companies that have been recently acquired. During this period, the Company has experienced deficits in operating cash flows that have been funded primarily through debt and equity investments from investors. Also, as discussed in Note 17, the Company has become increasingly dependent upon funding from its controlling shareholder, Diligenti, to fund acquisitions and operating cash flow deficits. The success and continuity of the Company's business is dependent upon its ability to integrate the acquired companies and to increase its cash flows from operations. Management of the Company currently estimates that its projected future undiscounted cash flows from operations will be sufficient to recover the carrying value of its investment in its long-lived assets (including goodwill), however, there can be no assurances in this regard. If the Company is unsuccessful in integrating the acquired businesses and achieving its cash flow projections, it may be necessary for the Company to write down the value of its long-lived assets (including goodwill) through impairment charges against earnings in future periods.

6.   PROPERTY AND EQUIPMENT

     Property and equipment consisted of the following at December 31, 1999 and 1998:

                                            1999           1998
                                        -----------      ---------
     Computer hardware and software     $   900,000      $ 441,000
     Machinery and equipment                636,000        196,000
     Furniture and fixtures                 190,000         95,000
     Vehicles                               666,000         54,000
                                        -----------      ---------
                                          2,392,000        786,000
     Less accumulated depreciation         (737,000)      (379,000)
                                        -----------      ---------
     Property and equipment, net        $ 1,655,000      $ 407,000
                                        ===========      =========

     Depreciation expense totaled $358,000 and $196,000 for the years ended December 31, 1999 and 1998, respectively.

7.   INTANGIBLES

     Intangibles consisted of the following at December 31, 1999 and 1998:

                                              1999            1998
                                           -----------      -----------
         Goodwill                          $ 5,817,000      $ 2,402,000
         Customer lists and agreements          65,000           14,000
                                           -----------      -----------
                                             5,882,000        2,416,000
         Less accumulated amortization        (618,000)        (331,000)
                                           -----------      -----------
         Intangibles, net                  $ 5,264,000      $ 2,085,000
                                           ===========      ===========

     The Company recorded amortization expense of $287,000 and $158,000 in 1999 and 1998, respectively.

8.   SHORT-TERM DEBT

     Short-term debt at December 31, 1999 and 1998 consisted of amounts due to bank of $1,018,000 and $406,000, respectively, in connection with an asset-based credit facility secured by all of the Company's accounts receivable, the current portion of long-term debt of $422,000 and $298,000, respectively, and in 1998, $605,000 due to a third party in connection with a short-term bridge loan. Under the terms of the asset-based credit facility, the bank advances 80%, less a discount of 2.75%, of the face value of an invoice upon presentation with the balance being remitted to the Company upon payment of the amount due by the Company's customers. The Company is charged additional discount points of .5% if the factored invoice is collected from 60 to 90 days from the original factor date and .10% if the factored invoice is collected from 91 to 120 days from the original factor date. Invoices, which are uncollected after 105 days, are returned to the Company. The credit facility is renewable annually.

9.   LONG-TERM DEBT

     At December 31, 1999 and 1998, long-term debt consisted of the following:

                                                                                           1999          1998
                                                                                       -----------   -----------
     Notes payable to shareholders, due on various dates through May 2001,
     bearing interest between 8.5% and 15% converted to equity during 1999             $         0   $ 1,300,000

     Note payable to third party, due July 2007, payable in monthly installments
     of $10,000, bearing interest at 14%                                                   558,000       647,000

     Note payable to third party, due September 2001, payable in monthly installments of $7,000 with a balloon payment of $214,000 due at maturity,
     bearing interest at 13%                                                               300,000             0

     Note payable to bank, due July 2006, payable in monthly installments of
     $2,556, bearing interest at 8.75%                                                     153,000             0

     Note payable to bank, due August 2000, bearing interest at 9.25%                      100,000             0

     Notes payable to banks and other third parties, due through April 2006, payable in monthly installments bearing interest at rates primarily ranging
     from 9% to 12%                                                                        283,000       161,000
                                                                                       -----------   -----------
                   Total long-term debt                                                  1,394,000     2,108,000
     Less current portion                                                                 (422,000)     (298,000)
                                                                                       -----------   -----------
                   Total long-term debt, less current portion                          $   972,000   $ 1,810,000
                                                                                       ===========   ===========



     Maturities of long-term and short-term debt as of December 31, 1999 are as follows:

                          2000                         $   422,000
                          2001                             348,000
                          2002                              97,000
                          2003                             102,000
                          2004                             425,000
                                                        ----------
                                                        $1,394,000
                                                        ==========

     During March 1999, notes payable to shareholders totaling approximately $1.3 million were extinguished through the issuance of 1.04 million shares of common stock, five-year warrants to purchase 520,000 shares of common stock at an exercise price of $.01 per share, and the repricing of 532,500 warrants previously issued with the notes payable from an exercise price of $1 per share to $.01 per share. In addition, the noteholders forgave approximately $176,000 of accrued interest. In May 1999 and September 1999, the Company entered into agreements with one of its creditors relating to a $605,000 note payable which was in default. As part of this agreement, the Company repaid $300,000 of the outstanding balance, the creditor forgave approximately $145,000 of accrued interest and the creditor extended the maturity of the note until September 2001. In consideration, the Company issued the creditor 200,000 shares of common stock, a put warrant relating to 25,000 shares of common stock at an exercise price of $2.50 per share, repriced 122,000 warrants previously issued with the notes payable from an exercise price of $.50 per share to $.01 per share, and repriced 60,494 warrants previously issued with the notes payable from an exercise price of $1.00 per share to $.01 per share. Additionally, in December 1999, notes payable and related accrued interest totaling $202,000 and $15,000 respectively, were extinguished through the issuance of 237,647 shares of common stock. The fair value of the consideration given in the above transactions exceeded the carrying value of the related notes payable and accrued interest by approximately $343,000, which was recorded as an extraordinary loss on early extinguishment of debt in the accompanying statement of operations. The fair value of the warrants issued was determined using the Black-Scholes option pricing model at the respective valuation dates. For warrants that were repriced, the Company determined the incremental change in the fair value of the warrants as of the date of the repricing using the Black-Scholes option pricing model.

10.  STOCK-BASED COMPENSATION

     The Company follows Accounting Principles Board Opinion No. 25 and related interpretations in accounting for stock options issued to employees. Accordingly, compensation cost has only been recognized for options issued at exercise prices which were less than the fair value of the company shares at the date of grant. If the Company had accounted for this plan in accordance with SFAS No. 123, the Company's reported pro forma net loss and loss per share for the years ended December 31, 1999 and 1998 would have been as follows:

                                                     1999              1998
                                                 -----------        -----------
     Net loss:
         As reported                             $(5,145,000)       $(2,076,000)
         Pro forma                                (5,216,000)        (2,200,000)

     Basic and diluted earnings per share:
         As reported                             $     (0.50)       $     (0.39)
         Pro forma                                     (0.51)             (0.41)

     The fair value of each option grant, for pro forma purposes, is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions used for grants in 1999 and 1998: dividend yield of 0%, expected volatility of 47%, risk-free interest rate of approximately 6%, and expected life of three years. The fair value of options issued during 1999 was $1,836,000 which will be recognized over the vesting period of the options in accordance with SFAS 123.

     Under the Employee Stock Option Plan, the Company may grant options to its employees for up to 4.5 million shares of common stock. The maximum term of options issued under the plan is ten years.

     A summary of the status of the Company's stock option plan as of December 31, 1999 and 1998 and changes during the periods ending on those dates are presented below:

                                                      1999                  1998
                                              --------------------   --------------------
                                                          WEIGHTED               Weighted
                                                           AVERAGE               Average
                                                          EXERCISE               Exercise
                                                SHARES      PRICE     Shares      Price
                                              ----------    -----    -------    --------
     Options:
         Outstanding at beginning of year        610,000    $1.00    636,000    $   1.00
            Granted                            2,313,000     0.01          0        0.00
            Exercised                         (1,420,000)    0.01          0        0.00
            Canceled/forfeited                  (610,000)    1.00    (26,000)       1.00
                                              ----------             -------
         Outstanding at end of year              893,000     0.05    610,000        1.00
                                              ==========             =======
     Options exercisable at end of period        620,000             457,000
     Weighted average fair value of options
        granted during year                        $0.83                 N/A

     The weighted average remaining contractual life of fixed stock options outstanding at December 31, 1999 is 7.6 years.

     During 1999, the Company granted approximately 2.3 million options to employees with an exercise price below the estimated market price on the date of grant. The grants vest over varying periods up to three years. In addition, option grants aggregating 610,000 shares were canceled. The total compensation charge related to the new grants is $1,830,000, which will be recognized over the respective vesting periods. The Company recognized $1,655,000 of such compensation expense during the year ended December 31, 1999.

     The following information regarding outstanding options is as of December 31, 2000:

                                   OPTIONS OUTSTANDING                     OPTIONS EXERCISABLE
                                -------------------------                -----------------------
                                                WEIGHTED
                                                 AVERAGE     WEIGHTED                   WEIGHTED
                                               REMAINING      AVERAGE                   AVERAGE
            RANGE OF              NUMBER      CONTRACTUAL    EXERCISE       NUMBER     EXERCISED
        EXERCISABLE PRICES     OUTSTANDING        LIFE        PRICE      EXERCISABLE     PRICE
        ------------------     -----------        ----        -----      -----------     -----
               $0.01             766,000           7.9        $0.01         553,000      $0.01
                0.10              50,000           5.0         0.10          50,000       0.10
                1.00              77,000           5.0         1.00          17,000       1.00
                                 -------          ----        -----         -------      -----
                                 893,000           7.6        $0.04         620,000      $0.04
                                 =======          ====        =====         =======      =====

     Also during 1999, the Company issued 100,000 shares to consultants. These shares were valued at $100,000 in accordance with SFAS No. 123 based on the fair value of the services rendered by the consultants. The impact of the issuance of these shares is reflected as selling, general, and administrative expenses in the accompanying statements of operations.

11.  EQUITY OFFERINGS

     During January 1999, the Company raised approximately $1.5 million, net of direct offering expenses of $40,000, through the issuance of 1.5 million shares of common stock. In addition, the investors received warrants to purchase 2.9 million shares of common stock at an exercise price of $.01 per share. The proceeds of the offering were used to close two acquisitions and for working capital purposes.

     During September 1999, the Company issued approximately 0.8 million shares of common stock to private investors for net cash proceeds of approximately $319,000, net of offering expense of $81,000.

     During November 1999, the Company issued approximately 1.2 million shares of common stock to private investors for net cash proceeds of approximately $445,000, net of offering expense of $83,000. In addition, the investors received five-year warrants to purchase approximately 1.2 million shares of common stock at an exercise price of $.45 per share.

     A summary of the status of the Company's outstanding warrants as of December 31, 1999 and 1998 and changes during the periods is presented below:

                                                    1999                1998
                                              ----------------    -----------------
                                                      WEIGHTED             Weighted
                                                      AVERAGE              Average
                                                      EXERCISE             Exercise
                                              SHARES   PRICE      Shares    Price
                                              ------   -----      ------    -----
        Warrants:
            Outstanding at beginning of year     877    $1.00       847      $1.00
               Granted                         4,716     0.12       103       1.00
               Exercised                        (120)    0.01       (29)      1.00
               Forfeited                          (2)    1.00       (44)      1.00
                                               -----               ----      -----
            Outstanding at end of year         5,471     0.26       877       1.00
                                               =====               ====      =====

12.  INCOME TAXES

     The Company has not reported operating income since inception. Consequently, no provision has been recorded for income taxes for the years ended December 31, 1999 and 1998.

     The difference between the statutory federal income tax rate and the Company's effective income tax rate is summarized as follows as of December 31, 1999 and 1998:

                                                                 1999         1998
                                                                 ----         ----
                 Statutory federal income tax rate               (15)%        (15)%
                 State income tax rate, net of federal benefit    (5)          (5)
                 Impact of permanent differences                   1            1
                 Change in valuation allowance                    19           19
                                                                ----         ----
                 Effective income tax rate                         0%           0%
                                                                ====         ====

     There were no cash payments for income taxes in 1999 and 1998.

     The Company's net deferred tax liability consisted of the following major items:

                                                      1999             1998
                                                   -----------        ---------
     Deferred tax assets:
         Net operating losses                      $ 1,599,000        $ 970,000
         Stock based compensation                      299,000                0
         Accounts receivable                            43,000            2,000
         Deferred compensation                          43,000                0
                                                   -----------        ---------
                   Total deferred tax assets         1,984,000          972,000
     Deferred tax liabilities:
         Property, plant, and equipment                (83,000)          (9,000)
                                                   -----------        ---------
     Net deferred tax assets                         1,901,000          963,000
         Valuation allowance                        (1,901,000)        (963,000)
                                                   -----------        ---------
     Total net deferred tax assets                 $         0        $       0
                                                   ===========        =========

     The Company had net operating loss carryforwards ("NOL's") available to offset future taxable income of $7,994,000 and $4,850,000 as of December 31, 1999 and 1998, respectively, which expire from 2011 through 2014. The Company has determined that it is more likely than not that the Company will not be able to generate taxable income sufficient to fully realize these NOL's and, therefore, has recorded a valuation allowance related to these amounts.

13.  COMMITMENTS AND CONTINGENCIES

     OPERATING LEASES

     The Company leases certain office facilities and office equipment under operating leases. Management expects that, in the normal course of business, leases which expire will be renewed or replaced by other leases.

     The minimum future rental payments under all leases as of December 31, 1999 were as follows:

                 2000                                   $   369,000
                 2001                                       209,000
                 2002                                       188,000
                 2003                                       131,000
                 2004 and beyond                            131,000
                                                         ----------
                                                         $1,028,000
                                                         ==========

     LITIGATION

     The Company is subject to various claims and legal actions which arise in the ordinary course of business. The Company believes that the ultimate resolution of such matters will not have a material adverse effect on the Company's financial position or results of operations.

14.  SAVINGS PLANS

     401(K) PLAN

     The Company has a 401(k) savings and profit-sharing plan to which the Company has no obligation to make contributions. Eligible participants are limited to former employees of HEP and MMTS.

15.  OPERATING SEGMENTS

     The Company's operating businesses are organized based on the nature of products and services provided. Segment accounting policies are the same as described in Note 1. The Company considers expenses which are directly attributable to the generation of segment income to be segment expenses. General corporate expenses, including the salaries and benefits of the Company's executive officers and the cost of maintaining the corporate office, are excluded from segment income and are included in corporate expense in the table below. A description of the operating segments for the Company and its consolidated subsidiaries as of December 31, 1999 and 1998 is provided below (in thousands):

                                                           1999       1998
                                                         --------    -------
     Revenues:
         Substance abuse                                 $  5,707    $ 5,020
         Mobile screening                                   4,578      1,012
                                                         --------    -------
                                                           10,285      6,032
     Eliminations                                            (170)      (148)
                                                         --------    -------
                   Total revenues                        $ 10,115    $ 5,884
                                                         ========    =======
     Segment earnings:
         Substance abuse                                 $    118    $    44
         Mobile screening                                    (654)       132
                                                         --------    -------
                   Segment income                            (536)       176
     Corporate items and eliminations                      (3,464)    (1,430)
     Interest                                                (617)      (703)
     Other expenses and income taxes                         (185)      (119)
     Extraordinary loss                                      (343)         0
                                                         --------    -------
                   Net loss                              $ (5,145)   $(2,076)
                                                         ========    =======
     Assets:
         Substance abuse                                 $  2,917    $ 2,461
         Mobile screening                                   5,478        323
                                                         --------    -------
                                                            8,395      2,784
     Corporate items and eliminations                         564        860
                                                         --------    -------
                   Total assets                          $  8,959    $ 3,644
                                                         ========    =======

                                                           1999       1998
                                                         --------    -------
     Property and equipment:
         Substance abuse                                 $     98    $    43
         Mobile screening                                   1,182        201
                                                         --------    -------
                                                            1,280        244
     Corporate items and eliminations                         375        163
                                                         --------    -------
                   Total property and equipment          $  1,655    $   407
                                                         ========    =======
     Depreciation and amortization:
         Substance abuse                                 $    200    $   205
         Mobile screening                                     267         25
                                                         --------    -------
                                                              467        230
     Corporate items and eliminations                         178        124
                                                         --------    -------
                   Total depreciation and amortization   $    645    $   354
                                                         ========    =======
     Capital Expenditures:
         Substance abuse                                 $     32    $    27
         Mobile screening                                     214         17
                                                         --------    -------
                                                              246         44
     Corporate                                                259         21
                                                         --------    -------
                   Total capital expenditures            $    505    $    65
                                                         ========    =======

     SUBSTANCE ABUSE

     These services involve obtaining a physical specimen, either in a clinic or at the customer's location, for subsequent testing, administration of customers' testing programs, staffing services for managed care organizations' clinics for the purpose of performing mandated and nonmandated drug and alcohol testing, and reseller programs to smaller third-party administrators. Administrative programs are comprised of (a) policy and program development, (b) specimen collection network management,
     (c) laboratory services, (d) medical review services, (e) administrative services, (f) compliance audit services, (g) supervisor and employee training, (h) return to duty monitoring and statistical reporting, and (i) record keeping.

     MOBILE SCREENING

     Mobile screening services are generally provided at customers' plants or office locations using the Company's fleet of testing vehicles. These services include (a) health screening mandated by the federal, state, or local laws or by regulations promulgated by organizations such as the Department of Transportation or the Occupational Safety and Health Administration and (b) nonmandated programs initiated by corporate customers. Mandated mobile screening services include the detection of potential exposure to environmental and work site hazards (e.g., pulmonary function testing), tracking the effects of hazardous materials on individual workers and the medical effects of such exposures on populations of workers, respirator fit testing, physical examinations, and audiometric testing. Nonmandated services include mammography, osteoporosis, prostate screening programs, physical examinations, wellness assessments, and flu shots.

16.  RELATED-PARTY TRANSACTIONS

     On September 1, 1997, the Company entered into an agreement with DFG Management, Inc. ("DFGM") to perform strategic planning and operational analysis services. DFGM is a related party, as the Company's chief financial officer was employed by DFGM and had rendered certain services to the Company until being hired by the Company in August 1998. Fees paid to DFGM totaled $11,000 during the year ended December 31, 1998. Furthermore, DFGM also provides management advisory services under an agreement with Dominion Financial Group International, LDC ("DFGI"). DFGI owned 359,000 shares of the Company's stock at December 31, 1998. Under the agreement with DFGI, the Company paid a monthly retainer of $5,000 for services rendered reimbursement of out-of-pocket expenses, and the granting of warrants to purchase 60,000 shares of common stock at an exercise price of $1 per share.

     During July 1997, the Company entered into an agreement with Sackville Advisors, Ltd. ("Sackville") to provide financial advisory services for the Company. Sackville's chairman was a member of the Company's board of directors until February 1999. The agreement was effective until canceled during May 1998. The Company paid Sackville fees of $34,000 during the year ended December 31, 1998. During June 1998, Sackville's chairman was granted warrants to purchase 12,500 shares of the Company's common stock at an exercise price of $1 per share.

     On December 1, 1999, the Company entered into a purchase agreement with the Company's chairman to acquire a vehicle to provide mobile mammography screening services for the Company's wellness business. Consideration paid totaled $14,000 equal to the arm's-length purchase amount paid by the chairman to the vehicle's previous owner.

     The Company entered into an agreement with MJC International, Inc. ("MJC") to provide management and financial advisory services during July 1998. MJC is owned by the Company's current president. The agreement provided for a monthly retainer of $10,000 and performance bonuses of up to $40,000 and was renewable quarterly. The agreement was terminated on March 31, 1999 prior to the president joining the Company during April 1999.

17.  SUBSEQUENT EVENTS

     EQUITY OFFERINGS

     On February 15, 2000, the Company issued 300,000 shares of common stock for net cash proceeds of $150,000 and, pursuant to the November 1999 offering, issued an additional 130,556 shares of common stock for cash proceeds of $45,000, net of direct offering expense of $13,000. In addition, investors subscribing to shares pursuant to the November 1999 offering received five-year warrants to purchase approximately 130,000 shares of common stock at an exercise price of $.45 per share.

     On August 28, 2000, the Company issued 207,500 shares of common stock for net cash proceeds of $83,000.

     DEBT OFFERINGS

     During the period from March to August 2000, the Company issued a series of one-year notes for aggregate proceeds of $875,000. The notes bear interest at 8% per annum for the initial 120 days and 15% thereafter until maturity. The principal amount of the notes is convertible into as many as 3.5 million shares of common stock. In addition, the noteholders received warrants to purchase 292,500 shares of the Company's common stock at exercise prices ranging from $.50 to $.60 per share. During 2001, $160,000 of these notes was repaid, $300,000 was converted into 2.5 million shares of common stock and $315,000 was extended indefinitely based on agreements entered into with the note holders.

     During July 2000, the Company received $500,000 in short-term bridge financing from one of its customers, the proceeds from which were used to meet the short-term working capital requirements of the Company. The note bears interest at 12.5% per annum and was due on September 11, 2000. During June 2001, the Company renegotiated the term of the note, extending the maturity until December 1, 2001.

     As of September 15, 2000, the Company entered into a strategic relationship with Diligenti. Pursuant to the terms of an Amended and Restated Loan Agreement, dated as of October 3, 2000, between the Company and Diligenti, $3.75 million was loaned to the Company on September 21, 2000 in exchange for a convertible note. On November 3, 2000, Diligenti exercised its option to convert its $3.75 million note to common stock and to make an additional investment of $1.25 million through a purchase of common stock. Interest accrued on the note has been canceled. Pursuant to the terms of the financing arrangement, Diligenti received approximately 24.9 million shares representing 51% of the fully diluted common stock of the Company. Proceeds from these transactions were used to fund acquisitions and for general working capital needs.

     As of November 15, 2000, the Company entered into a Bridge Loan Agreement with Diligenti whereby Diligenti agreed to fund up to $5 million through a series of secured convertible notes to assist the Company in settling certain past debts, normalizing its working capital, integrating its acquisition of the Preventive Services Division of U.S. HealthWorks, Inc. (described below), and funding projected growth. An initial tranche of $1.25 million was loaned to the Company on November 15, 2000 and additional amounts of $1.65 million, $1.07 million, and $1.03 million were drawn on December 4, 2000, January 8, 2001, and February 1, 2001, respectively. Each of the bridge loans made pursuant to the agreement bears interest at a rate of 20% per annum, payable at maturity (May 1, 2001). However, subject to certain conditions, including a vote of the shareholders of the Company authorizing an increase in share capital, Diligenti will have the right to convert the aggregate principal amount of the bridge loans into shares of common stock and to cancel all of the Company's obligations thereunder, including any accrued and unpaid interest. Effective July 31, 2001, Diligenti extended the maturity date until October 31, 2001 and has waived any default under the bridge loans.

     As of February 21, 2001, the Company entered into a Revolving Credit Facility with Diligenti whereby Diligenti agreed to fund $2.5 million to provide the Company with working capital to fund its operations and to settle certain debt obligations. The facility has subsequently been increased, resulting in total funding of $4.7 million as of August 1, 2001. The facility is non-interest bearing and matures on February 28, 2002.

     As of July 16, 2001, the Company renewed its asset-based credit facility with the bank secured by all of the Company's accounts receivable. The facility, which has been guaranteed by Diligenti, expires on August 31, 2001 and may be renewed and extended for additional periods thereafter as the Company and the bank may agree.

     BUSINESS COMBINATION

     As of September 15, 2000, the Company acquired the Preventive Services Division ("PSD") of U.S. HealthWorks, Inc., a leading provider of clinic-based occupational health services, for total consideration of $3 million, of which $2 million was paid in cash at closing on September 21, 2000 with the balance to be paid in quarterly installments over the next 12 months. PSD provides mobile audiometric and respiratory testing services, industrial hygiene and safety consulting and data processing and health evaluation services to a national client base. The assets acquired by the Company will be integrated into the Company's worksite medical surveillance business to service existing clients of the Company and PSD.

PART III

ITEM 1 INDEX OF EXHIBITS

    Exhibit No.                           Description
    -----------                           -----------
         2.1      Articles of Incorporation of Handell-Graff, Inc. filed on
                  November 23, 1993*

         2.2      Certificate of Amendment of Articles of Incorporation of
                  Handell-Graff, Inc. filed on March 16, 1998*

         2.3      Certificate of Amendment to Articles of Incorporation of
                  Handell-Graff, Inc. filed on March 17, 1999*

         2.4      Bylaws of the Company*

         3.1 Sample of a Stock Certificate of Common Stock, par value $.001 per share, of the Company*

         6.1      Lease Agreement dated as of October 1999 by and between Rodney
                  Dessberg and the Company*

         12.1 List of subsidiaries of the Company, including state of incorporation and name used to conduct business**

* Incorporated herein by reference to the Company's Form 10-SB filed on December 8, 1999

** Incorporated herein by reference to the Company's Amendment No. 1 to Form 10-SB filed on February 14, 2000

ITEM 2 DESCRIPTION OF EXHIBITS

Exhibits identified in the Index above were included in the filings indicated or are attached hereto.

                                   SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                    Healthcomp Evaluation Services Corporation



Date: August 16, 2001               By: /s/ Martin J. Clegg
                                        ----------------------------------------
                                        Martin  J. Clegg
                                        Chief Executive Officer